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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168703

The information in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 10, 2011

$100,000,000

9.125% Senior Notes due 2018

         Regal Entertainment Group is offering $100,000,000 principal amount of its 9.125% Senior Notes due 2018. We will pay interest on the notes at a rate of 9.125% per year, in arrears, on February 15 and August 15 of each year, beginning August 15, 2011. The notes will mature on August 15, 2018.

         The notes offered hereby will be issued as additional notes under the indenture pursuant to which, on August 16, 2010 and January 7, 2011, we issued $275,000,000 and $150,000,000, respectively, in principal amount of our 9.125% Senior Notes due 2018, which we refer to collectively herein as the "existing 2018 notes." The notes offered hereby will be treated as a single series with the existing 2018 notes under the indenture and will have the same terms as the existing 2018 notes. The notes offered hereby will have the same CUSIP number and will be fungible with the existing 2018 notes. Holders of the notes offered hereby and the existing 2018 notes will vote as one class under the indenture. Upon the issuance of the notes offered hereby, the outstanding aggregate principal amount of our 9.125% Senior Notes due 2018 will be $525,000,000. Unless the context otherwise requires, references herein to the notes include the notes offered hereby and the existing 2018 notes.

         We may redeem some or all of the notes at any time prior to August 15, 2014 at a price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date and a "make-whole" premium, as described in this prospectus. We may redeem some or all of the notes at any time on or after August 15, 2014 at the redemption prices set forth in this prospectus. In addition, prior to August 15, 2013, we may redeem up to 35% of the original aggregate principal amount of the notes of this series using the net proceeds from certain equity offerings at the redemption price set forth in this prospectus. If we experience certain change of control events, we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. There is no sinking fund for the notes.

         The notes will be our senior unsecured obligations. They will rank equal in right of payment with all of our existing and future senior unsecured indebtedness and prior to all of our future subordinated indebtedness. The notes will be effectively subordinated to all of our future secured indebtedness to the extent of the value of the collateral securing that indebtedness and structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

         The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

         Investing in the notes involves risks. See "Risk Factors" beginning on page 12.

	Offering Price(1)	Underwriting Discounts and Commissions	Proceeds Before Expenses to Regal Entertainment Group(1)
Per Note	%	%	%
Total	$	$	$

(1)
Plus accrued interest, if any, from February 15, 2011. Offering price and proceeds, before expenses, to us do not include the amount of accrued interest on the notes offered hereby from February 15, 2011, to but excluding the delivery date. This pre-issuance accrued interest must be paid by the purchasers of the notes offered hereby. On August 15, 2011, we will pay this pre-issuance accrued interest to the holders of the notes offered hereby on the applicable record date along with interest accrued on the notes offered hereby from the date of delivery to the interest payment date.

         Delivery of the notes in book-entry form is expected to be made on or about February     , 2011.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Book-Running Manager

Credit Suisse

The date of this prospectus is February     , 2011.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of the notes in any jurisdiction where the offer is not permitted. This prospectus may only be used where it is legal to sell the notes. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        In this prospectus, except as otherwise noted or unless the context otherwise requires, the terms "we," "us," "our" or "Regal Entertainment" refer to Regal Entertainment Group and its consolidated subsidiaries. Regal Entertainment is the parent company of Regal Entertainment Holdings, Inc., or REH, which is the parent company of Regal Cinemas Corporation, or Regal Cinemas, and its subsidiaries. This prospectus includes our trademarks and other tradenames identified herein. All other trademarks and tradenames appearing in this prospectus are the property of their respective holders.

 MARKET INFORMATION

        Information regarding market share, market position and industry data pertaining to our business contained in or incorporated by reference into this prospectus consists of estimates based on data and reports compiled by industry professional organizations (including the Motion Picture Association of America and the National Association of Theatre Owners) and analysts, and our knowledge of our revenues and markets.

        We take responsibility for compiling and extracting, but have not independently verified, market and industry data provided by third parties, or by industry or general publications, and take no further responsibility for such data. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources, and we cannot assure you as to their accuracy.

i

 NON-GAAP FINANCIAL MEASURES

        We note that the Securities and Exchange Commission, or the SEC, has adopted certain guidelines regarding the use of financial measures that are not prepared in accordance with United States generally accepted accounting principles, or GAAP. We include and incorporate by reference in this prospectus certain non-GAAP financial measures, such as EBITDA and Adjusted EBITDA. See Note 3 to "Summary—Summary Financial Data."

 FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of invoking these safe harbor provisions. All statements other than statements of historical facts included, or incorporated by reference, in this prospectus, including, without limitation, certain statements regarding our financial position, future plans, strategies and expectations on revenue growth, expansion opportunities, strategic acquisitions, operating costs and expenses, and industry trends, may constitute forward-looking statements. In some cases you can identify these forward-looking statements by words like "may," "will," "should," "expects," "plans," "anticipates," "intends," "foresees," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those words and other comparable words. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these statements as a result of certain risk factors as more fully discussed in the section entitled "Risk Factors" below.

        Specific factors that might cause actual results to differ from our expectations and that may affect our ability to pay timely amounts due under the notes or that may affect the value of the notes include, but are not limited to:

  •
  our substantial debt and lease obligations and the availability and adequacy of cash flow to meet our lease obligations and debt service requirements, including payments of amounts due under the notes and Regal Cinemas' senior credit facility;

  •
  competitive pressures from other motion picture exhibitors;

  •
  our dependence upon motion picture production, distribution, supply, licensing and performance and our relationships with film distributors;

  •
  increased capital expenditures due to the development of digital technology and changes in consumer preferences for our current megaplex format;

  •
  reduced attendance and ticket prices at movies generally, whether due to a prolonged economic downturn, a reduction in popular movies, a reduction of marketing of films by movie studios or an increase in the use or popularity of alternative film delivery methods;

  •
  failure to identify suitable acquisition candidates and successfully integrate the businesses that we acquire in the future, or competition acquiring such candidates;

  •
  dependence on senior management;

  •
  control by Anschutz Company;

  •
  performance of our investment in National CineMedia, LLC;

ii

  •
  increased costs of operation, such as increased film licensing costs, rising cost of concessions or increases in hourly wages;

  •
  a change in the cost of attending movies relative to alternative forms of entertainment;

  •
  national, regional and local economic conditions that may affect the markets in which we operate;

  •
  changes in our credit rating may impact the market price or liquidity of the notes, an active trading market for the notes may not develop;

  •
  we are a holding company dependent on our subsidiaries for our ability to service our debt;

  •
  in a case of a change of control, we may not have the funds required to repurchase the notes as required by the indenture;

  •
  the terms of our and our subsidiaries' debt agreements have operating restrictions and other restrictive covenants that may adversely affect us;

  •
  the notes are effectively subordinated to our future secured indebtedness and the existing and future liabilities of our subsidiaries, and your right to receive payments on the notes could be adversely affected if we or any of our subsidiaries declare bankruptcy, liquidate or reorganize; and

  •
  other factors discussed under the section entitled "Risk Factors" or elsewhere in this prospectus, including in the filings with the SEC that are incorporated by reference in this prospectus.

        Although we believe that the expectations reflected in such forward-looking statements are reasonable, we do not guarantee future results and undertake no obligation to update the forward-looking statements to reflect events or circumstances occurring after the date of this prospectus, unless we have obligations under the federal securities laws to update and disclose material developments to previously disclosed information.

iii

SUMMARY

        This summary contains basic information about us and this offering. This summary is not complete and does not contain all the information you should consider before investing in the notes. You should read this summary in conjunction with, and the summary is qualified in its entirety by, the more detailed information contained elsewhere, or incorporated by reference, in this prospectus, including the information under "Risk Factors" and the financial statements and related notes.

 Regal Entertainment Group

        We operate the largest and most geographically diverse theatre circuit in the United States, consisting of 6,723 screens in 542 theatres in 37 states and the District of Columbia as of September 30, 2010, with over 244 million annual attendees for the fiscal year ended December 31, 2009. Our geographically diverse circuit includes theatres in 43 of the top 50 United States designated market areas.

        We operate multi-screen theatres and, as of December 31, 2009, had an average of 12.4 screens per location, which is well above the North American motion picture exhibition industry 2009 average of 6.6 screens per location. We develop, acquire and operate multi-screen theatres primarily in mid-sized metropolitan markets and suburban growth areas of larger metropolitan markets throughout the United States. For the fiscal year ended December 31, 2009, we reported total revenues and Adjusted EBITDA (as defined in Note 3 to "—Summary Financial Data") of $2,893.9 million and $559.8 million, respectively. In addition, we generated $410.8 million of cash flows from operating activities during the fiscal year ended December 31, 2009. For the three fiscal quarters ended September 30, 2010, we reported total revenues and Adjusted EBITDA of $2,146.9 million and $380.0 million, respectively. In addition, we generated $114.5 million of cash flows from operating activities during the three fiscal quarters ended September 30, 2010.

        We also have an investment in National CineMedia, LLC, or National CineMedia, which primarily concentrates its efforts on in-theatre advertising and creating complementary business lines that leverage the operating personnel, asset and customer bases of its theatrical exhibition partners, which includes us, AMC Entertainment, Inc. and Cinemark, Inc. National CineMedia operates the largest digital in-theatre network in North America and utilizes its in-theatre digital content network to distribute pre-feature advertising, cinema and lobby advertising and entertainment programming content.

Competitive Strengths

        We believe that the following competitive strengths position us to capitalize on future opportunities:

        Industry Leader.    We are the largest domestic motion picture exhibitor operating 6,723 screens in 542 theatres in 37 states and the District of Columbia, as of September 30, 2010. We believe that the quality and size of our theatre circuit is a significant competitive advantage for negotiating attractive national contracts and generating economies of scale. We believe that our market leadership allows us to capitalize on favorable attendance trends and attractive consolidation opportunities.

        Superior Management Drives Strong Operating Margins.    Our operating philosophy focuses on efficient operations and strict cost controls at both the corporate and theatre levels. At the corporate level, we are able to capitalize on our size and operational expertise to achieve economies of scale in purchasing and marketing functions. We also have developed an efficient purchasing and distribution supply chain that generates favorable concession margins. At the theatre level, management devotes significant attention to cost controls through the use of detailed management reports and performance-based compensation programs to encourage theatre managers to control costs effectively and increase concession sales.

        Acquisition and Integration Expertise.    We have significant experience identifying, completing and integrating acquisitions of theatre circuits. Since our 2002 initial public offering, we have demonstrated our ability to enhance revenues and realize operating efficiencies through the successful acquisition and integration of seven theatre circuits, consisting of 157 theatres and 1,808 screens, including the acquisition of Consolidated Theatre Holdings, G.P., or Consolidated Theatres, in fiscal 2008. We have generally achieved immediate cost savings at acquired theatres and improved their profitability through the application of our consolidated operating functions and key supplier contracts.

        Quality Theatre Portfolio.    We believe that we operate one of the most modern theatre circuits among major motion picture exhibitors. As of September 30, 2010, approximately 81% of our screens were located in theatres featuring stadium seating and approximately 86% of our screens were located in theatres with 10 or more screens. As of December 31, 2009, our theatres had an average of 12.4 screens per location, which is well above the North American motion picture exhibition industry 2009 average of 6.6 screens per location. We believe that our modern theatre portfolio coupled with our operating margins should allow us to generate significant cash flows from operations. We believe that our theatre circuit will be further enhanced with the installation of digital projection systems in our theatres.

        Investment in National CineMedia.    National CineMedia operates the largest digital in-theatre network in North America representing approximately 16,800 screens (of which 15,400 are part of National CineMedia's digital content network) as of December 31, 2009 and reaching approximately 667 million movie guests during 2009. National CineMedia utilizes its in-theatre digital content network to distribute pre-feature advertising, cinema and lobby advertising and entertainment programming content. We owned, as of September 30, 2010, on a fully diluted basis, a 19.4% interest in National CineMedia.

Business Strategy

        Our business strategy focuses on enhancing our position in the motion picture exhibition industry by distributing value to our stockholders, realizing selective growth opportunities through new theatre construction, expanding and upgrading our existing asset base with new technologies and capitalizing on prudent industry consolidation opportunities. This strategy should enable us to continue to produce the free cash flow necessary to maintain a prudent allocation of our capital among dividend payments, debt service and repayment and investment in our theatre assets, all to provide meaningful value to our stockholders. Key elements of our strategy include:

        Maximizing Stockholder Value.    We believe that our cash dividends are an efficient means of distributing value to our stockholders. From our initial public offering in May 2002 through December 31, 2009, we have returned approximately $2.8 billion to our stockholders in the form of cash dividends.

        Pursuing Selective Growth Opportunities.    We intend to selectively pursue expansion opportunities through new theatre construction that meets our strategic and financial return criteria. We also intend to enhance our theatre operations by selectively expanding and upgrading existing properties in prime locations. In addition, we expect to continue to create new strategic marketing programs aimed at increasing attendance and enhance our food and beverage offerings.

        Pursuing Premium Experience Opportunities.    We continue to embrace new technologies to enhance the movie-going experience and broaden our content offerings. Specifically, we expect that the installation of digital projection systems, when combined with 3D technology or IMAX® theatre systems, will allow us to offer our patrons premium 3D and large format movie experiences, which we believe will generate incremental revenue for us. In addition, we believe digital projections systems will allow us to broaden our offerings by permitting producers of specialty content cost-efficient access to our screens. As of September 30, 2010, we operated 1,648 digital screens outfitted with digital projection systems, 1,156 of which were 3D capable.

        Pursuing Strategic Acquisitions.    We believe that our acquisition experience and capital structure position us well to take advantage of future acquisition opportunities. We intend to selectively pursue accretive theatre acquisitions that enhance our asset base and improve our consolidated operating results.

Recent Developments

  Dividend Announcements

        On December 30, 2010, Regal Entertainment paid an extraordinary cash dividend of $1.40 per Class A and Class B common share. The aggregate amount of the extraordinary cash dividend was $216.0 million.

        On February 9, 2011, Regal Entertainment declared a cash dividend of $0.21 per Class A and Class B common share, payable on March 15, 2011, to stockholders of record on March 3, 2011.

  Issuance of Existing 2018 Notes

        On January 7, 2011, Regal Entertainment issued $150.0 million in aggregate principal amount of its 9.125% senior notes due 2018 as additional securities under the indenture pursuant to which, on August 16, 2010, Regal Entertainment issued $275.0 million in principal amount of its 9.125% senior notes due 2018. The notes offered hereby will be treated as a single series with, and will have the same terms as, the existing 2018 notes.

  Debt Repayments

        During October 2010, Regal Entertainment repurchased approximately $30.0 million aggregate principal amount of its 6.25% convertible senior notes, in a privately negotiated transaction. During August and September 2010, Regal Entertainment repurchased approximately $95.3 million aggregate principal amount of its 6.25% convertible senior notes. On November 1, 2010, Regal Cinemas redeemed the remaining outstanding $51.5 million principal amount of its 9.375% senior subordinated notes. During January 2011, we used $152.5 million of the net proceeds from the issuance of 9.125% senior notes due 2018 on January 7, 2011 to repay amounts outstanding under Regal Cinemas' senior credit facility.

  Fourth Quarter and Annual 2010 Results

        On February 9, 2011, Regal Entertainment announced that its total revenue for the fiscal quarter ended December 30, 2010 was $661.0 million compared to total revenues of $765.6 million for the fourth quarter ended December 31, 2009. Regal Entertainment also announced that its net income attributable to controlling interest was $13.7 million in the fourth quarter of 2010 compared to $35.5 million in the fourth quarter of 2009 and its diluted earnings per share was $0.09 for the fourth quarter of 2010 compared to $0.23 during the fourth quarter of 2009.

        On February 9, 2011, Regal Entertainment also announced that its total revenue for the year ended December 30, 2010 was $2,807.9 million compared to total revenues of $2,893.9 million for the year ended December 31, 2009. Regal Entertainment also announced that its net income attributable to controlling interest was $77.6 million in 2010 compared to $95.5 million in 2009 and its diluted earnings per share was $0.50 for 2010 compared to $0.62 for 2009.

  Credit Facility Extension and Pricing Amendment

        Substantially concurrent with the completion of this offering, Regal Cinemas expects to enter into an amendment to its senior credit facility, which amendment is expected to extend the maturity date on the term loan to August 2017, reduce the applicable margin rate on base rate term loans to either 2.00% or 2.25%, depending on the consolidated leverage ratio, and reduce the applicable margin rate on LIBOR rate term loans to either 3.00% or 3.25%, depending on the consolidated leverage ratio. This offering is not conditioned on our entering into such amendment.

Additional Information

        Regal Entertainment is incorporated under the laws of the State of Delaware. Our principal executive office is located at 7132 Regal Lane, Knoxville, Tennessee 37918, and our telephone number is (865) 922-1123. Our Internet address is www.regmovies.com. The contents of our website are not a part of this prospectus.

Corporate Structure

(1)
As of September 30, 2010, Regal Entertainment had outstanding $104.7 million aggregate principal amount of 6.25% convertible senior notes due 2011 that pay interest semi-annually in arrears. None of Regal Entertainment's subsidiaries has guaranteed any of its obligations with respect to the 6.25% convertible senior notes. During October 2010, Regal Entertainment repurchased approximately $30.0 million of its 6.25% convertible senior notes in a privately negotiated transaction.

(2)
As of September 30, 2010, Regal Entertainment had outstanding $275.0 million aggregate principal amount of 9.125% senior notes due 2018. On January 7, 2011, Regal Entertainment issued an additional $150.0 million in aggregate principal amount of its 9.125% senior notes due 2018. These existing 2018 notes are identical to the notes offered hereby and pay interest semi-annually in arrears. None of Regal Entertainment's subsidiaries has guaranteed any of its obligations with respect to the 9.125% senior notes.

(3)
Regal Cinemas' senior credit facility is comprised of a term loan facility in an aggregate original principal amount of $1,250.0 million and a revolving credit facility in an aggregate principal amount of up to $85.0 million. Borrowings under such revolving credit facility may be made from time to time, subject to satisfaction of customary conditions. Regal Cinemas is also entitled to incur additional term loans under the senior credit facility, subject to lenders providing additional commitments of up to $200.0 million and satisfaction of other conditions as well as other term and revolving loans for acquisitions and certain capital expenditures subject to the satisfaction of certain conditions and lenders providing additional commitments. The term loan facility currently matures on November 19, 2016 and the revolving credit facility matures on May 19, 2015. Borrowings under the senior credit facility currently bear interest, at Regal Cinemas' option, at either a base rate or an adjusted LIBOR Rate plus, in each case, an applicable margin. See "—Credit Facility Extension and Pricing Amendment" above. The senior credit facility is guaranteed by Regal Cinemas' existing subsidiaries (subject to certain exceptions) and secured by, among other things, a lien on substantially all of the personal property and certain real property of Regal Cinemas and its subsidiary guarantors and a lien on the stock of Regal Cinemas. The senior credit facility is also guaranteed by (i) REH with recourse to REH under such guaranty limited to stock of Regal Cinemas pledged by REH and (ii) Regal Entertainment, on an unsecured basis. As of September 30, 2010, Regal Cinemas had outstanding $1,243.8 million aggregate principal amount outstanding under its senior credit facility. During January 2011, we used $152.5 million of the net proceeds from the issuance of 9.125% senior notes due 2018 on January 7, 2011, and we also intend to use a portion of the net proceeds of this offering, to repay a portion of the amounts outstanding under Regal Cinemas' senior credit facility.

(4)
As of September 30, 2010, Regal Cinemas had outstanding $400.0 million aggregate principal amount of 8.625% senior notes due 2019. The subsidiaries that guarantee the senior credit facility also guarantee the 8.625% senior notes.

(5)
As of September 30, 2010, Regal Cinemas had outstanding $51.5 million aggregate principal amount of 9.375% senior subordinated notes due 2012 that pay interest semi-annually. The 9.375% senior subordinated notes are guaranteed by substantially all of Regal Cinemas' existing subsidiaries. On November 1, 2010 Regal Cinemas redeemed all of the outstanding 9.375% senior subordinated notes due 2012.

        For further discussion of the indebtedness of Regal Entertainment and Regal Cinemas, see "Description of Other Indebtedness" in this prospectus.

The Offering

        With respect to the discussion of the terms of the notes on the cover page, in this summary section and in the section entitled "Description of the Notes," the terms "we," "us," "our" or "Regal Entertainment" refer solely to Regal Entertainment Group and not to any of its subsidiaries.

Issuer	Regal Entertainment Group.
Notes Offered	$100.0 million aggregate principal amount of 9.125% senior notes due 2018.

The notes offered hereby will be issued as additional notes under the indenture pursuant to which, on August 16, 2010 and January 7, 2011, we issued the existing 2018 notes. The notes offered hereby will be treated as a single series with the existing 2018 notes under the indenture and will have the same terms as the existing 2018 notes. The notes offered hereby will have the same CUSIP number and will be fungible with the existing 2018 notes. Holders of the notes offered hereby and the existing 2018 notes will vote as one class under the indenture.
Maturity Date	August 15, 2018.
Interest	9.125% per annum on the principal amount, payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 2011.
Ranking
The notes will be our senior unsecured obligations. They will rank equal in right of payment with all of our existing and future senior unsecured indebtedness and prior to all of our future subordinated indebtedness. The notes will be effectively subordinated to all of our future secured indebtedness to the extent of the value of the collateral securing that indebtedness and structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.
Guarantees	None of our subsidiaries will guarantee any of our obligations with respect to the notes, except in very limited circumstances. See "Description of the Notes—Certain Covenants—Future Guarantors."
Optional Redemption
Prior to August 15, 2014, we may redeem all or any part of the notes at our option at 100% of the principal amount plus a make-whole premium. We may redeem the notes in whole or in part at any time on or after August 15, 2014 at the redemption prices described in this prospectus. In addition, prior to August 15, 2013, we may redeem up to 35% of the original aggregate principal amount of notes of this series from the net proceeds of certain equity offerings at the redemption price set forth in this prospectus. See "Description of the Notes—Optional Redemption."
Sinking Fund	None.

Change of Control	If we experience a change of control, holders of the notes will have the right to require us to repurchase the notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the repurchase. See "Description of the Notes—Change of Control."
Covenants	We will issue the notes under the indenture that governs the existing 2018 notes. The indenture restricts our and our restricted subsidiaries' ability to:
• incur additional indebtedness;
• make distributions or certain other restricted payments;
• enter into transactions with our affiliates;
• grant liens securing indebtedness;
• create dividend and other payment restrictions affecting our subsidiaries; and
• merge or consolidate with or into other companies or transfer all or substantially all of our assets.

These restrictions and prohibitions are subject to a number of important qualifications and exceptions, including suspension of certain of these covenants if and for so long as the notes have investment grade ratings. For more details, see "Description of the Notes—Certain Covenants."
Use of Proceeds	The estimated net proceeds from this offering, after deducting estimated underwriters' discounts, are expected to be approximately $ million.
We intend to use all of the net proceeds from this offering:
• to repay a portion of the amounts outstanding under Regal Cinemas' senior credit facility;
• for general corporate purposes, which may include the redemption, repayment or repurchase of indebtedness; and
• to pay fees and expenses related to this offering.
Trustee	Wells Fargo Bank, National Association.
Risk Factors
You should carefully consider the information set forth in the section entitled "Risk Factors" beginning on page 12 of this prospectus and all other information provided to you in this prospectus and the documents incorporated by reference in deciding whether to invest in the notes.

Summary Financial Data

        We present below summary historical consolidated financial data of Regal Entertainment based on historical data as of and for the fiscal years ended December 31, 2009, January 1, 2009 (including the results of operations of the 28 theatres acquired from Consolidated Theatres on April 30, 2008 and the subsequent divestiture of four theatres) and December 27, 2007. The fiscal year ended January 1, 2009 consisted of 53 weeks of operations.

        In addition, we present below summary historical consolidated financial data for Regal Entertainment based on historical data as of and for the three fiscal quarters ended September 30, 2010 and October 1, 2009.

        The summary historical consolidated financial data set forth below (except operating data) as of and for the fiscal years ended December 31, 2009, January 1, 2009 and December 27, 2007 was derived from the audited consolidated financial statements of Regal Entertainment and the notes thereto, and as of and for the three fiscal quarters ended September 30, 2010 and October 1, 2009 was derived from the unaudited consolidated financial statements of Regal Entertainment and the notes thereto. The summary historical data may not necessarily be indicative of any future operating results or financial position of Regal Entertainment. In addition to the below summary financial data, you should also refer to the more complete financial information included in Regal Entertainment's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and Regal Entertainment's Quarterly Report on Form 10-Q/A for the fiscal quarter ended September 30, 2010, which are incorporated by reference into this prospectus.

	Fiscal year ended December 31, 2009	Fiscal year ended January 1, 2009(1)	Fiscal year ended December 27, 2007	Three fiscal quarters ended September 30, 2010	Three fiscal quarters ended October 1, 2009
	(in millions, except per share data)
Statement of Operations Data:
Revenues:
Admissions	$1,991.6	$1,883.1	$1,804.5	$1,498.1	$1,464.6
Concessions	775.6	758.0	735.0	560.6	576.9
Other operating revenues	126.7	130.8	121.7	88.2	86.8

Total revenues	2,893.9	2,771.9	2,661.2	2,146.9	2,128.3
Operating Expenses:
Film rental and advertising costs	1,046.5	990.4	957.5	791.2	767.7
Cost of concessions	110.6	106.6	103.8	79.4	82.8
Rent expense	378.8	363.3	335.9	285.7	282.2
Other operating expenses	778.5	739.9	692.3	595.2	575.9
General and administrative expenses (including share-based compensation of $5.9, $5.7, and $5.8 for the fiscal years ended December 31, 2009, January 1, 2009 and December 27, 2007, and share-based compensation of $5.5 and $4.3 for the three quarters ended September 30, 2010 and October 1, 2009)	64.2	62.1	63.1	49.6	47.8
Depreciation and amortization	201.9	202.3	183.4	162.5	151.6
Net loss (gain) on disposal and impairment of operating assets	34.0	22.4	(0.9)	11.6	23.1
Equity in earnings of joint venture including former employee compensation	—	0.5	3.9	—	—

Total operating expenses	2,614.5	2,487.5	2,339.0	1,975.2	1,931.1

Income from operations	279.4	284.4	322.2	171.7	197.2
Other expense (income):
Interest expense, net	151.0	128.4	117.2	110.0	114.5
Loss on extinguishment of debt	7.4	3.0	—	22.4	7.4
Earnings recognized from National CineMedia	(38.6)	(32.9)	(18.6)	(28.7)	(26.8)
Gain on National CineMedia transaction	—	—	(350.7)	—	—
Gain on sale of National CineMedia stock	—	—	—	(52.0)	—
Gain on sale of Fandango interest	—	(3.4)	(28.6)	—	—
Other, net	2.4	2.9	1.4	15.5	2.0

Total other expense (income), net	122.2	98.0	(279.3)	67.2	97.1

Income before income taxes	157.2	186.4	601.5	104.5	100.1
Provision for income taxes	61.9	74.4	241.2	40.8	40.3

Net income	95.3	112.0	360.3	63.7	59.8
Noncontrolling interest, net of tax	0.2	0.2	0.1	0.2	0.2

Net income attributable to controlling interest	$95.5	$112.2	$360.4	$63.9	$60.0
Earnings per diluted share	$0.62	$0.72	$2.26	$0.41	$0.39
Dividends per common share	$0.72	$1.20	$3.20 (2)	$0.54	$0.54

	As of or for the fiscal year ended December 31, 2009	As of or for the fiscal year ended January 1, 2009(1)	As of or for the fiscal year ended December 27, 2007	As of or for the three fiscal quarters ended September 30, 2010	As of or for the three fiscal quarters ended October 1, 2009
	(in millions, except ratio and operating data)
Other financial data:
Net cash provided by operating activities	$410.8	$270.9	$453.4	$114.5	$220.0
Adjusted EBITDA(3)	559.8	548.2	533.0	380.0	403.0
Senior leverage	2.6x	3.0x	2.6x	2.5x	2.9x
Total leverage	3.0x	3.3x	2.9x	3.2x	3.3x
Ratio of Earnings to Fixed Charges	1.6x	1.7x	3.4x	1.5x	1.5x
Capital expenditures	$(108.8)	$(131.7)	$(114.4)	$(69.8)	$(86.3)
Balance sheet data at period end:
Cash and cash equivalents	$328.1	$170.2	$435.2	$414.0	$192.3
Total assets	2,637.7	2,595.8	2,634.2	2,670.3	2,512.5
Total debt obligations	1,997.1	2,004.9	1,963.7	2,154.6	2,000.6
Deficit	$(246.9)	$(235.9)	$(117.7)	$(267.3)	$(258.5)
Operating data:
Theatre locations (at end of period)	548	552	527	542	548
Screens (at end of period)	6,768	6,801	6,388	6,723	6,775
Average screens per location	12.4	12.3	12.1	12.4	12.4
Attendance (in millions)	244.5	245.2	242.9	172.8	181.6
Average ticket price	$8.15	$7.68	$7.43	$8.67	$8.06
Average concessions per patron	$3.17	$3.09	$3.03	$3.24	$3.18

(1)
Fiscal year ended January 1, 2009 was comprised of 53 weeks.

(2)
Includes the April 13, 2007 payment of the $2.00 extraordinary cash dividend paid on each share of our Class A and Class B common stock.

(3)
EBITDA (earnings before interest, taxes, depreciation and amortization expense) and Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization expense, gain on sale of NCM stock, gain on NCM transaction, gain on sale of Fandango interest, net loss (gain) on disposal and impairment of operating assets, restructuring expenses, share-based compensation expense, joint venture employee compensation and depreciation and amortization, loss on debt extinguishment and noncontrolling interest and other, net) are non-GAAP financial measures used by management as supplemental liquidity measures. We believe EBITDA and Adjusted EBITDA provide useful measures of cash flows from operations for our investors because EBITDA and Adjusted EBITDA are industry comparative measures of cash flows generated by our operations and because they are financial measures used by management to assess our liquidity. EBITDA and Adjusted EBITDA are not measurements of liquidity under GAAP and should not be considered in isolation or construed as a substitute for other operations data or cash flow data prepared in accordance with GAAP for purposes of analyzing our liquidity. In addition, not all funds depicted by EBITDA or Adjusted EBITDA are available for management's discretionary use. For example, a portion of such funds are subject to contractual restrictions and functional requirements to pay debt service, fund necessary capital expenditures and meet other commitments from time to time as described in more detail in our 2009 Annual Report on Form 10-K filed with the SEC on March 1, 2010. EBITDA and Adjusted EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies or comparable measures in our debt agreements.

        The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA for the periods presented.

	Fiscal year ended December 31, 2009	Fiscal year ended January 1, 2009(1)	Fiscal year ended December 27, 2007	Three fiscal quarters ended September 30, 2010	Three fiscal quarters ended October 1, 2009
	(in millions)
Net cash provided by operating activities	$410.8	$270.9	$453.4	$114.5	$220.0
Interest expense, net	151.0	128.4	117.2	110.0	114.5
Provision for income taxes	61.9	74.4	241.2	40.8	40.3
Deferred income taxes	1.1	20.2	6.1	31.3	1.7
Loss on debt extinguishment	(7.4)	(3.0)	—	(22.4)	(7.4)
Changes in operating assets and liabilities	(44.1)	73.7	(265.4)	97.9	45.0
Gain on sale of NCM stock	—	—	—	52.0	—
Gain on NCM transaction	—	—	350.7	—	—
Gain on sale of Fandango interest	—	3.4	28.6	—	—
Other items, net	(63.0)	(50.7)	(29.6)	(46.9)	(47.7)

EBITDA	510.3	517.3	902.2	377.2	366.4
Gain on NCM transaction	—	—	(350.7)	—	—
Gain on sale of Fandango interest	—	(3.4)	(28.6)	—	—
Net loss (gain) on disposal and impairment of operating assets	34.0	22.4	(0.9)	11.6	23.1
Share-based compensation expense	5.9	5.7	5.8	5.5	4.3
Joint venture employee compensation and depreciation and amortization	—	0.5	3.9	—	—
Gain on sale of NCM stock	—	—	—	(52.0)	—
Loss on debt extinguishment	7.4	3.0	—	22.4	7.4
Noncontrolling interest and other, net	2.2	2.7	1.3	15.3	1.8

Adjusted EBITDA	$559.8	$548.2	$533.0	$380.0	$403.0

(1)
Fiscal year ended January 1, 2009 was comprised of 53 weeks.

RISK FACTORS

        An investment in the notes offered by this prospectus involves a high degree of risk. You should carefully consider the following risk factors before making an investment decision. The following is not intended as, and should not be construed as, an exhaustive list of relevant risk factors. There may be other risks that a prospective investor should consider that are relevant to its own particular circumstances or generally. Some statements in this prospectus, including within the risk factors below, are forward-looking statements. Please refer to the section entitled "Forward-Looking Statements" for additional risk factors.

Risks Related to Our Business

Our substantial lease and debt obligations could impair our financial condition.

        We have substantial lease and debt obligations. For the fiscal year ended December 31, 2009, or fiscal 2009, our total rent expense and net interest expense were approximately $378.8 million and $151.0 million, respectively. As of December 31, 2009, we had total debt obligations of $1,997.1 million. As of December 31, 2009, we had total contractual cash obligations of approximately $6,330.3 million. In addition, as of September 30, 2010, on an as adjusted basis (as defined herein), and the application of the estimated net proceeds as contemplated under the caption "Use of Proceeds," we would have had total debt obligations of $2,170.3 million. For a detailed discussion of our contractual cash obligations and other commercial commitments over the next several years, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Cash Obligations and Commitments" provided in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, incorporated by reference in this prospectus.

        If we are unable to meet our lease and debt service obligations, we could be forced to restructure or refinance our obligations and seek additional equity financing or sell assets. We may be unable to restructure or refinance our obligations and obtain additional equity financing or sell assets on satisfactory terms or at all. As a result, inability to meet our lease and debt service obligations could cause us to default on those obligations. Many of our lease agreements and the agreements governing the terms of our debt obligations contain restrictive covenants that limit our ability to take specific actions or require us not to allow specific events to occur and prescribe minimum financial maintenance requirements that we must meet. If we violate those restrictive covenants or fail to meet the minimum financial requirements contained in a lease or debt instrument, we would be in default under that instrument, which could, in turn, result in defaults under other leases and debt instruments. Any such defaults could materially impair our financial condition and liquidity.

Our theatres operate in a competitive environment.

        The motion picture exhibition industry is fragmented and highly competitive with no significant barriers to entry. Theatres operated by national and regional circuits and by small independent exhibitors compete with our theatres, particularly with respect to film licensing, attracting patrons and developing new theatre sites. Moviegoers are generally not brand conscious and usually choose a theatre based on its location, the films showing there and its amenities.

        Generally, stadium seating found in modern megaplex theatres is preferred by patrons over slope-floored multiplex theatres, which were the predominant theatre-type built prior to 1996. Although, as of September 30, 2010, approximately 81% of our screens were located in theatres featuring stadium seating, we still serve many markets with sloped-floored multiplex theatres. These theatres may be more vulnerable to competition than our modern megaplex theatres, and should other theatre operators choose to build and operate modern megaplex theatres in these markets, the performance of our theatres in these markets may be significantly and negatively impacted. In addition, should other theatre operators return to the aggressive building strategies undertaken in the late 1990's, our attendance, revenue and income from operations per screen could decline substantially.

We depend on motion picture production and performance.

        Our ability to operate successfully depends upon the availability, diversity and appeal of motion pictures, our ability to license motion pictures and the performance of such motion pictures in our markets. We license first-run motion pictures, the success of which has increasingly depended on the marketing efforts of the major motion picture studios. Poor performance of, or any disruption in the production of these motion pictures (including by reason of a strike or lack of adequate financing), or a reduction in the marketing efforts of the major motion picture studios, could hurt our business and results of operations. In addition, a change in the type and breadth of movies offered by motion picture studios may adversely affect the demographic base of moviegoers.

Development of digital technology may increase our capital expenses.

        The industry is in the process of converting film-based media to electronic-based media. There are a variety of constituencies associated with this anticipated change, which may significantly impact industry participants, including content providers, distributors, equipment providers and exhibitors. Should the conversion process rapidly accelerate and the major motion picture studios not cover the cost of the conversion as expected, we may have to use cash flow from operations, cash on hand or raise additional capital to finance the conversion costs associated with this potential change. The additional capital necessary may not, however, be available to us on attractive terms, if at all. Furthermore, it is impossible to accurately predict how the roles and allocation of costs (including operating costs) between various industry participants will change as the industry changes from physical media to electronic media.

An increase in the use of alternative film delivery methods may drive down movie theatre attendance and reduce ticket prices.

        We also compete with other movie delivery vehicles, including cable television, downloads via the Internet, in-home video and DVD, satellite and pay-per-view services. Traditionally, when motion picture distributors licensed their products to the domestic exhibition industry, they refrained from licensing their motion pictures to these other delivery vehicles during the theatrical release window. We believe that a material contraction of the current theatrical release window could significantly dilute the consumer appeal of the in-theatre motion picture offering, which could have a material adverse effect on our business and results of operations. We also compete for the public's leisure time and disposable income with other forms of entertainment, including sporting events, concerts, live theatre and restaurants.

We depend on our relationships with film distributors.

        The film distribution business is highly concentrated, with ten major film distributors accounting for approximately 95% of our admissions revenues during fiscal 2009. Our business depends on maintaining good relations with these distributors. In addition, we are dependent on our ability to negotiate commercially favorable licensing terms for first-run films. A deterioration in our relationship with any of the ten major film distributors could affect our ability to negotiate film licenses on favorable terms or our ability to obtain commercially successful films and, therefore, could hurt our business and results of operations.

No assurance of a supply of motion pictures.

        The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. Consent decrees resulting from those cases effectively require major motion picture distributors to offer and license films to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis.

We may not benefit from our acquisition strategy.

        We may have difficulty identifying suitable acquisition candidates. Even if we do identify such candidates, we anticipate significant competition from other motion picture exhibitors and financial buyers when trying to acquire these candidates, and there can be no assurances that we will be able to acquire such candidates at reasonable prices or on favorable terms. Moreover, some of these possible buyers may be stronger financially than we are. As a result of this competition for limited assets, we may not succeed in acquiring suitable candidates or may have to pay more than we would prefer to make an acquisition. If we cannot identify or successfully acquire suitable acquisition candidates, we may not be able to successfully expand our operations and the market price of our securities could be adversely affected.

        In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead and theatre level costs, and from revenue enhancements resulting from the acquisition. There can be no assurance, however, that we will be able to generate sufficient cash flow from these acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions. If we cannot generate sufficient cash flow to service debt incurred to finance an acquisition, our results of operations and profitability would be adversely affected. Any acquisition may involve operating risks, such as:

  •
  the difficulty of assimilating the acquired operations and personnel and integrating them into our current business;

  •
  the potential disruption of our ongoing business;

  •
  the diversion of management's attention and other resources;

  •
  the possible inability of management to maintain uniform standards, controls, procedures and policies;

  •
  the risks of entering markets in which we have little or no experience;

  •
  the potential impairment of relationships with employees;

  •
  the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated;

  •
  the possibility that any acquired theatres or theatre circuit operators do not perform as expected; and

  •
  the possibility that the Antitrust Division of the United States Department of Justice may require us to dispose of existing or acquired theatres in order to complete acquisition opportunities.

Our investment in and revenues from National CineMedia may be negatively impacted by the competitive environment in which National CineMedia operates.

        As of September 30, 2010, we owned approximately 19.4% of National CineMedia. In addition, we receive theatre access fees and mandatory distributions of excess cash from National CineMedia. National CineMedia's in-theatre advertising operations compete with other cinema advertising companies and other advertising mediums including, most notably, television, newspaper, radio and the Internet. There can be no guarantee that in-theatre advertising will continue to attract major advertisers or that National CineMedia's in-theatre advertising format will be able to generate expected sales of advertising. Although we have representation on the board of directors of National CineMedia, we do not control this business. Should National CineMedia fail to maintain the level of profitability it hopes to achieve, its results of operations may be adversely affected and our investment in and earnings and cash flows from National CineMedia may be adversely impacted.

We depend on our senior management.

        Our success depends upon the retention of our senior management, including Michael Campbell, our Executive Chairman, and Amy Miles, our Chief Executive Officer. We cannot assure you that we would be able to find qualified replacements for the individuals who make up our senior management if their services were no longer available. The loss of services of one or more members of our senior management team could have a material adverse effect on our business, financial condition and results of operations. The loss of any member of senior management could adversely affect our ability to effectively pursue our business strategy.

We are controlled by Anschutz Company.

        We are controlled by Anschutz Company, or Anschutz. As of December 31, 2009, Anschutz controlled approximately 78% of the voting power of all of our outstanding common stock. As long as Anschutz continues to hold more than 50% of the voting power of our common stock, Anschutz will be able to elect all of the members of our board of directors as well as determine the outcome of matters submitted to a vote of our stockholders, including matters such as mergers and other business combinations, acquisitions or dispositions of assets, and the incurrence of indebtedness. Anschutz will also have the power to prevent or cause a change in control in us. This indirect control means that Anschutz could take actions that might be desirable to Anschutz but not to investors in the notes. For example, Anschutz and its affiliates have controlling interests in companies in related and unrelated industries, including motion picture production. In the future, Anschutz may combine our company with one or more of its other holdings.

A prolonged economic downturn could materially affect our business by reducing consumer spending on movie attendance.

        We depend on consumers voluntarily spending discretionary funds on leisure activities. Motion picture theatre attendance may be affected by prolonged negative trends in the general economy that adversely affect consumer spending, such trends resulting from terrorist attacks on, or wars or threatened wars involving, the United States. During 2008, many economists determined that the U.S. economy had entered into a recession as a result of the deterioration in the credit markets and the related financial crisis, as well as a variety of other factors. A prolonged reduction in consumer confidence or disposable income in general may affect the demand for motion pictures or severely impact the motion picture production industry, which, in turn, could adversely affect our operations.

The global financial crisis may have an impact on our business and financial condition in ways that we currently cannot predict.

        In late 2008 and early 2009, global financial markets experienced significant disruptions and the United States and many other economies experienced a prolonged economic downturn, resulting in heightened credit risk, reduced valuation of investments and decreased economic activity. While economic conditions have recently improved, that trend may not continue and the U.S. economy may continue to be weak for the foreseeable future or may further deteriorate. Even if growth continues, it may be at a slow rate for an extended period of time and other economic conditions, such as the commercial real estate environment, may continue to be weak. If economic conditions remain weak or deteriorate, or if financial markets experience additional significant disruption, it could materially adversely affect our results of operations, financial position and/or liquidity. For example, deteriorating conditions in the global credit markets could negatively impact our business partners which may impact film production, the development of new theatres or the enhancement of existing theatres, including delaying the deployment of new projection and other technologies to our theatres.

        In addition, our ability to access capital markets may be restricted at times when the implementation of our business strategy may require us to do so, which could have an impact on our flexibility to react to changing economic and business conditions.

Risks Related to the Notes

We are a holding company dependent on our subsidiaries for our ability to service our debt.

        We are a holding company with no operations of our own. Consequently, our ability to service our debt, including the notes, is dependent upon the earnings from the businesses conducted by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the notes or provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any distribution of earnings to us from our subsidiaries, or advances or other distributions of funds by these subsidiaries to us, all of which are subject to statutory or contractual restrictions, are contingent upon our subsidiaries' earnings and are subject to various business considerations. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of our debt and our common stock to participate in those assets, will be structurally subordinated to the claims of that subsidiary's creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

To service our indebtedness, we will require a significant amount of cash, which depends on many factors beyond our control.

        Our ability to make payments on our debt, including the notes and other financial obligations will depend on the ability of our subsidiaries to generate substantial operating cash flow. This will depend on future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. If our and our subsidiaries' cash flows prove inadequate to meet our and their debt service and other obligations in the future, we may be required to refinance all or a portion of our and our subsidiaries' existing or future debt, including the notes, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any indebtedness, sell any such assets or obtain additional financing on commercially reasonable terms or at all.

The indenture governing the notes and our and our subsidiaries' other debt agreements contain significant operating restrictions which may limit our ability to operate our business and may adversely affect us.

        The indenture governing the notes contains significant operating restrictions on us. These restrictions limit our and our restricted subsidiaries' ability to, among other things:

  •
  incur additional indebtedness;

  •
  make distributions or certain other restricted payments;

  •
  enter into transactions with affiliates;

  •
  grant liens securing indebtedness;

  •
  create dividend and other payment restrictions affecting our subsidiaries; and

  •
  merge or consolidate with or into other companies or transfer all or substantially all of our assets.

        In addition, Regal Cinemas' senior credit facility and the indenture governing Regal Cinemas' 8.625% senior notes due 2019 contain operating restrictions on Regal Cinemas and certain of its subsidiaries, and any additional indebtedness that we or our subsidiaries incur in the future may contain restrictions, similar to those set forth above as well as additional restrictions, such as a limitation on capital expenditures, and financial maintenance covenants.

        These restrictions could limit our ability and the ability of our subsidiaries to finance future operations or capital needs, make acquisitions or pursue available business opportunities. Events beyond our control, including changes in economic and business conditions in the markets in which we operate, may affect our ability to satisfy these covenants. We and our subsidiaries may not be able to satisfy these covenants and we cannot assure you that holders of our or our subsidiaries' debt or lenders will waive any failure to do so. A default under a debt instrument could, in turn, result in defaults under other obligations and result in other creditors accelerating the payment of other obligations and foreclosing on assets securing such debt, if any. Any such defaults could materially impair our financial condition and liquidity and adversely affect our ability to make payments on the notes.

The notes are unsecured and will be effectively subordinated to our future secured indebtedness to the extent of the value of the assets securing that indebtedness.

        The notes are our unsecured obligations. The notes will rank equal in right of payment with all of our other existing and future senior unsecured indebtedness, will rank senior in right of payment to all of our subordinated indebtedness and will be effectively subordinated to any secured indebtedness that we may incur to the extent of the value of the collateral securing such indebtedness. As of September 30, 2010, our senior indebtedness (excluding indebtedness of our subsidiaries) consisted of $275.0 million aggregate principal amount of our 9.125% senior notes (and we issued an additional $150.0 million in aggregate principal amount of 9.125% senior notes on January 7, 2011) and $104.7 million aggregate principal amount of our 6.25% convertible senior notes ($30.0 million of which were subsequently repurchased), and we were a guarantor on a senior unsecured basis of Regal Cinemas' $400.0 million aggregate principal amount of 8.625% senior notes due 2019 and Regal Cinemas' senior credit facility (under which $1,243.8 million of borrowings were outstanding at September 30, 2010 and we repaid approximately $152.5 million thereof in January 2011), and we had no subordinated or secured indebtedness outstanding. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all of our secured debt has been paid in full from the assets securing that secured debt, and the notes would then share equally with holders of our other senior indebtedness in the proceeds from our remaining assets. Therefore, there may not be sufficient assets to pay amounts due on any or all of the notes then outstanding.

The notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries.

        Except in very limited circumstances, the notes will not be obligations of, or guaranteed by, any of our existing or future subsidiaries and, accordingly, the notes will be effectively subordinated to all debt and other liabilities of our subsidiaries. As of September 30, 2010 our subsidiaries had $1,763.5 million of indebtedness outstanding (net of $20.2 million of aggregate debt discount), including $1,243.8 million of borrowings under Regal Cinemas' senior credit facility (of which we repaid approximately $152.5 million in January 2011), $400.0 million aggregate principal amount of Regal Cinemas' 8.625% senior notes due 2019 and $51.5 million aggregate principal amount of Regal Cinemas' 9.375% senior subordinated notes due 2012 (all of which were subsequently redeemed), and $783.0 million of other liabilities, including trade payables, but excluding intercompany liabilities. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all subsidiary liabilities have been paid in full, and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

Our subsidiaries will only be required to guarantee the notes if they guarantee other debt of us or another subsidiary guarantor, and in certain circumstances, those guarantees will be subject to automatic release.

        Our existing and future subsidiaries will only be required to guarantee the notes if they guarantee other indebtedness of us or any other subsidiary guarantor. If a subsidiary guarantor is released from its guarantee of such other indebtedness for any reason whatsoever or if such other guaranteed indebtedness is repaid in full or refinanced with other indebtedness that is not guaranteed by such subsidiary guarantor, then such subsidiary guarantor also will be released from its guarantee of the notes.

Federal and state statutes allow courts, under specific circumstances, to avoid the notes, and to require note holders to return payments received from us.

        Our creditors could challenge the issuance of the notes as fraudulent conveyances or on other grounds. Under the federal bankruptcy law and similar provisions of state fraudulent transfer laws, the issuance of notes could be avoided (that is, cancelled) as fraudulent transfers if a court determined that the issuer, at the time it issued the notes:

  •
  issued the notes with the intent to hinder, delay or defraud its existing or future creditors; or

  •
  received less than reasonably equivalent value or did not receive fair consideration for the delivery of the notes, and if the issuer:

  •
  was insolvent or rendered insolvent at the time it issued the notes;

  •
  was engaged in a business or transaction for which the issuer's remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts generally as they mature.

        If the notes were avoided or limited under fraudulent transfer or other laws, any claim you may make against us for amounts payable on the notes would be unenforceable to the extent of such avoidance or limitation. Moreover, the court could order you to return any payments previously made by us.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a party would be considered insolvent if:

  •
  the sum of its debts, including contingent liabilities, was greater than the sum of its property, at a fair valuation;

  •
  if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they become due.

        We cannot be sure what standard a court would apply in making these determinations or, regardless of the standard, that a court would not avoid the notes or guarantees.

Despite our current levels of debt, we may still incur substantially more debt ranking equal to or senior to the notes and increase the risks associated with our proposed leverage.

        The provisions contained in the indenture and the provisions in our and our subsidiaries' existing debt agreements limit but do not prohibit our ability to incur additional indebtedness on an equal and ratable basis with the notes or the ability of our subsidiaries to incur debt, which debt would be structurally senior to the notes. In addition, any of our debt could be secured and therefore would be effectively senior to the notes to the extent of the value of the collateral securing that debt. Accordingly we or our subsidiaries could incur significant additional indebtedness in the future, much of which could be effectively senior to the notes. This may have the effect of reducing the amount of proceeds available for the notes in the event of any bankruptcy, liquidation, reorganization or similar proceeding. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Changes in our credit rating could adversely affect the market price or liquidity of the notes.

        We may or may not seek a rating on the notes. Credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our ratings could have an adverse effect on the price of the notes.

An active trading market for the notes may not develop.

        Currently, there is no public market for the notes. The underwriters have informed us that they intend to make a market in the notes, but they may cease their market-making activities at any time without notice.

        We do not intend to apply for a listing of any of the notes on any securities exchange or for quotation on any automated dealer quotation system. We do not know if an active market will develop for the notes, or if developed, will continue. If an active market is not developed or maintained, then the market price and the liquidity of the notes may be adversely affected.

        In addition, the liquidity and the market price of the notes may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects, or in the prospects of the companies in our industry. As a result, you cannot be sure that an active trading market will develop for the notes. As such, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes.

We may not have the funds necessary to finance a repurchase required by the indenture in the event of a change of control.

        Upon the occurrence of a "change of control" as defined in the "Description of the Notes" in this prospectus, holders of notes will have the right to require us to repurchase their notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient financial resources or the ability to arrange financing to pay the repurchase price for all notes delivered by holders seeking to exercise their repurchase rights, particularly as that change of control may trigger a similar repurchase requirement for, or result in an event of default under or the acceleration of, other indebtedness. In addition, it is possible that restrictions in our other indebtedness will not allow such repurchases. Any failure by us to repurchase the notes upon a change of control would result in an event of default under the indenture and may also constitute a cross-default on other indebtedness existing at that time.

The market price of the notes may decline if we enter into a transaction that is not a change of control under the indenture.

        We may enter into a highly leveraged transaction, reorganization, merger or similar transaction that is not a change of control under the indenture. In addition, such transactions could result in a downgrade of our credit ratings, thereby negatively affecting the value of the notes.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering, after deducting estimated underwriters' discounts, will be approximately $             million.

        We intend to use all of the net proceeds from this offering (i) to repay a portion of the amounts outstanding under Regal Cinemas' senior credit facility, (ii) for general corporate purposes, which may include the redemption, repayment or repurchase of indebtedness and (iii) to pay fees and expenses related to this offering. Interest on the outstanding borrowings under Regal Cinemas' senior credit facility accrues, as of September 30, 2010, at an effective rate of 5.42% per annum, after giving effect to certain interest rate swaps that we have in place, and the term loan and revolving loan portions of Regal Cinemas' senior credit facility currently mature in November 2016 and May 2015, respectively.

RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Fiscal year ended 12/29/2005	Fiscal year ended 12/28/2006	Fiscal year ended 12/27/2007	Fiscal year ended 1/1/2009	Fiscal year ended 12/31/2009	Three fiscal quarters ended 9/30/2010
Pretax Income	$152.3	$173.8	$601.5	$186.4	$157.2	$104.5
Fixed Charges:
Interest Expense, net of capitalized interest	114.4	129.8	130.6	127.7	143.9	106.5
Interest Capitalized	0.7	0.8	1.2	0.7	0.3	—
Amortization of Debt Costs	5.2	5.6	6.1	7.0	8.9	5.5
One-third of Rent Expense	103.5	107.7	112.0	121.1	126.3	95.2
Total Fixed Charges	223.8	243.9	249.9	256.5	279.4	207.2
Earnings	376.1	417.7	851.4	442.9	436.6	311.7
Ratio of Earnings to Fixed Charges	1.7x	1.7x	3.4x	1.7x	1.6x	1.5x
Rent Expense	$310.5	$323.2	$335.9	$363.3	$378.8	$285.7

 CAPITALIZATION

        The following table shows our cash and cash equivalents and capitalization as of September 30, 2010 on an actual and as adjusted basis. The as adjusted presentation reflects (i) the issuance of $150.0 million principal amount of existing 2018 notes in January 2011 and the repayment of $152.5 million of the amount outstanding under Regal Cinemas' senior credit facility with the proceeds therefrom, (ii) the issuance of $100.0 million principal amount of additional 9.125% senior notes due 2018 offered hereby and (iii) the repayment of a portion of the amount outstanding under Regal Cinemas' senior credit facility with a portion of the proceeds of this offering. This table should be read in conjunction with the section entitled "Use of Proceeds" included elsewhere in this prospectus and our consolidated financial statements and related notes, incorporated by reference herein.

	As of September 30, 2010
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents(1)(2)(3)	$414.0	$432.4
Total debt:
Revolving credit facilities	—	—
Term credit facilities, net of debt discount	1,232.1	997.8
6.25% convertible senior notes due 2011, net of debt discount(2)	103.6	103.6
9.125% senior notes due 2018 (including those offered hereby)	275.0	525.0
Regal Cinemas' 8.625% senior notes due 2019, net of debt discount	391.5	391.5
Regal Cinemas' 9.375% senior subordinated notes due 2012(3)	51.5	51.5
Lease financing arrangements(4)	72.7	72.7
Other(5)	28.2	28.2

Total debt	2,154.6	2,170.3
Stockholders' deficit:
Class A common stock	0.1	0.1
Class B common stock	—	—
Additional paid in capital (deficit)	(278.3)	(278.3)
Retained earnings(1)	28.0	24.4
Accumulated other comprehensive loss, net	(15.8)	(15.8)
Noncontrolling interest	(1.3)	(1.3)

Total deficit	(267.3)	(270.9)

Total capitalization	$1,887.3	$1,899.4

(1)
As adjusted cash and cash equivalents and retained earnings do not include the effects of the $1.40 per Class A and Class B common share extraordinary dividend paid by Regal Entertainment on December 30, 2010 to stockholders of record on December 20, 2010. The aggregate amount of the extraordinary cash dividend was $216.0 million. As adjusted cash and cash equivalents and retained earnings also do not give effect to the $0.21 per Class A and Class B common share dividend declared on February 9, 2011 that is payable on March 15, 2011 to stockholders of record on March 3, 2011.

(2)
The as adjusted column does not include the effects of Regal Entertainment having repurchased approximately $30.0 million of its 6.25% convertible senior notes due 2011 during October 2010.

(3)
The as adjusted column does not include the effects of Regal Cinemas having redeemed all of its 9.375% senior subordinated notes due 2012 on November 1, 2010.

(4)
Calculated using a weighted average interest rate of 11.22%, maturing in various installments through January 2021.

(5)
Includes capital lease obligations, using interest rates of 8.5% to 10.3%, maturing in various installments through December 2017.

 DESCRIPTION OF OTHER INDEBTEDNESS

Description of Senior Credit Facility

        On May 19, 2010, Regal Cinemas entered into a sixth amendment and restatement of its existing senior secured credit facility, which consists of: (i) a senior secured term loan facility in an aggregate principal amount of up to $1,250.0 million and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $85.0 million. The senior credit facility permits Regal Cinemas to borrow additional term loans thereunder, subject to lenders providing additional commitments of up to $200.0 million and satisfaction of other conditions as well as other term and revolving loans for acquisitions and certain capital expenditures subject to lenders providing additional commitments and satisfaction of other conditions.

        Substantially concurrent with the completion of the offering, Regal Cinemas expects to enter into an amendment to its senior credit facility, which amendment is expected to extend the maturity date on the term loan to August 2017, reduce the applicable margin rate on base rate term loans to either 2.00% or 2.25%, depending on the consolidated leverage ratio, and reduce the applicable margin rate on LIBOR rate term loans to either 3.00% or 3.25%, depending on the consolidated leverage ratio.

  Interest Rate

        Borrowings under the senior credit facility bear interest, at Regal Cinemas' option, at either a base rate or an adjusted LIBOR rate plus, in each case, an applicable margin that is determined according to the consolidated leverage ratio of Regal Cinemas and its subsidiaries. Subject to the proposed amendment described above, such applicable margin will be either 2.5% or 2.75% in the case of base rate loans and either 3.5% or 3.75% in the case of LIBOR rate loans. Interest is payable (a) in the case of base rate loans, quarterly in arrears, and (b) in the case of LIBOR rate loans, at the end of each interest period, but in no event less often than every three months.

  Maturity

        Subject to the proposed amendment described above, the term loan facility matures on November 19, 2016 and amortizes in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount of the term loan facility, with the balance payable on the maturity date of the term facility. The revolving credit facility matures and the commitments thereunder terminate on May 19, 2015. The maturity of other term and revolving loans made under the senior credit facility pursuant to additional commitments established with lenders after the closing date are expected to be no earlier than the maturity date of the term loan facility.

  Guarantees and Collateral

        All of Regal Cinemas' obligations under the senior credit facility and under any interest rate protection or other hedging arrangements entered into with a lender or any affiliate thereof are unconditionally guaranteed by Regal Cinemas' existing and subsequently acquired or organized domestic and, to the extent no adverse tax consequences to us would result therefrom, foreign subsidiaries (subject, in each case, to certain exceptions). The senior credit facility is also guaranteed by (i) REH with recourse to REH under such guaranty limited to stock of Regal Cinemas pledged by REH and (ii) Regal Entertainment, on an unsecured basis.

        The senior credit facility, the guarantees and any hedging arrangements are secured by substantially all of our assets and the assets of each subsidiary guarantor, whether owned on the closing date or thereafter acquired, including but not limited to: (a) a perfected first-priority pledge of all of our equity interests, (b) a perfected first-priority pledge of all equity interests held by us or any subsidiary guarantor (which pledge, in the case of any foreign subsidiary, shall be limited to 65% of the equity interests of such foreign subsidiary to the extent the pledge of any greater percentage would result in an adverse tax consequence to us), and (c) perfected first-priority security interests in, tangible and intangible assets of Regal Cinemas and each subsidiary guarantor (including, but not limited to accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, certain real property, cash, deposit and security accounts, commercial tort claims, letter of credit rights, intercompany notes and proceeds of the foregoing, subject to certain exceptions).

  Mandatory Prepayments and Voluntary Reductions

        Under the senior credit facility, Regal Cinemas is required to make mandatory prepayments with:

  •
  50% of excess cash flow in any fiscal year (as reduced by voluntary repayments of the term facility), with elimination based upon achievement and maintenance of a leverage ratio of 3.75:1.00 or less;

  •
  100% of the net cash proceeds of all asset sales or other dispositions of property by Regal Cinemas and its subsidiaries, subject to certain exceptions (including reinvestment rights);

  •
  100% of the net cash proceeds of issuances of funded debt of Regal Cinemas and its subsidiaries, subject to exceptions; and

  •
  50% of the net cash proceeds of issuances of equity securities by Regal Cinemas, including the net cash proceeds of capital contributions to Regal Cinemas, with elimination based upon achievement and maintenance of a leverage ratio of 3.75:1.00 or less.

        The above-described mandatory prepayments shall be applied pro rata to the remaining amortization payments under the term loan facility. When there are no longer outstanding loans under the term loan facility, mandatory prepayments will be applied first, to prepay outstanding loans under the revolving facility and second, to cash collateralize outstanding letters of credit (with no corresponding permanent reduction of commitments under the revolving facility subject to certain exceptions).

        Voluntary reductions of the unutilized portion of the senior credit facility commitments and prepayments of borrowings will be permitted at any time, subject to reimbursement of the lenders' redeployment costs in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period. All voluntary prepayments of the term loan facility will be applied pro rata to the remaining amortization payments under the term loan facility.

  Covenants and Events of Default

        The senior credit facility includes several financial covenants including:

  •
  maximum ratio of (i) the sum of funded debt (net of unencumbered cash) plus the product of eight (8) times lease expense to (ii) consolidated EBITDAR (as defined in the senior credit facility) of 6.00 to 1.0 throughout the term of the senior credit facility;

  •
  maximum ratio of funded debt (net of unencumbered cash) to consolidated EBITDA of 4.00 to 1.0 throughout the term of the senior credit facility;

  •
  minimum ratio of (i) consolidated EBITDAR to (ii) the sum of interest expense plus lease expense of 1.50 to 1.0 throughout the term of the senior credit facility; and

  •
  maximum capital expenditures not to exceed 35% of consolidated EBITDA for the prior fiscal year plus a one-year carryforward for unused amounts from the prior fiscal year.

        The senior credit facility requires that Regal Cinemas and its subsidiaries comply with covenants relating to customary matters, including with respect to incurring indebtedness and liens, making investments and acquisitions, effecting mergers and asset sales, prepaying indebtedness, and paying dividends. Among other things, such limitations will restrict the ability of Regal Cinemas to fund the operations of Regal Entertainment or any subsidiary of Regal Entertainment that is not a subsidiary of Regal Cinemas which guarantees the senior credit facility.

        The senior credit facility includes events of default relating to customary matters, including, among other things, nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties in any material respect; cross default and cross acceleration with respect to indebtedness in an aggregate principal amount of $25.0 million or more; bankruptcy; judgments involving liability of $25.0 million or more that are not paid; ERISA events; actual or asserted invalidity of guarantees or security documents; and change of control.

        During January 2011, we used $152.5 million of the net proceeds from the issuance of 9.125% senior notes due 2018 on January 7, 2011 to repay amounts outstanding under Regal Cinemas' senior credit facility.

        We intend to use a portion of the proceeds of the notes offered hereby to repay a portion of the amount outstanding under Regal Cinemas' senior credit facility. See "Use of Proceeds."

Regal Entertainment's 9.125% Senior Notes due 2018

        On August 16, 2010, Regal Entertainment issued $275.0 million in aggregate principal amount of existing 2018 notes at a price equal to 100.0% of their face value. On January 7, 2011, Regal Entertainment issued $150.0 million in aggregate principal amount of existing 2018 notes at a price of 104.5% of their face value. Interest on the existing 2018 notes is payable semi-annually in arrears on February 15 and August 15 of each year, beginning February 15, 2011. The existing 2018 notes mature on August 15, 2018. The notes offered hereby will be treated as a single series with the existing 2018 notes under the indenture and will have the same terms as the existing 2018 notes. The notes offered hereby will have the same CUSIP number and will be fungible with the existing 2018 notes. Holders of the notes offered hereby and the existing 2018 notes will vote as one class under the indenture.

Regal Cinemas' 8.625% Senior Notes due 2019

        On July 15, 2009, Regal Cinemas issued $400.0 million in aggregate principal amount of the 8.625% senior notes at a price equal to 97.561% of their face value in a transaction exempt from registration under the Securities Act, all of which notes were subsequently exchanged for 8.625% senior notes due 2019 registered under the Securities Act. Interest on the 8.625% senior notes is payable semi-annually in arrears on July 15 and January 15 of each year, beginning on January 15, 2010. The 8.625% senior notes will mature on July 15, 2019.

Regal Cinemas' 9.375% Senior Subordinated Notes due 2012

        On January 29, 2002, Regal Cinemas issued $200.0 million aggregate principal amount of 9.375% senior subordinated notes. Interest on the 9.375% senior subordinated notes is payable semi-annually on February 1 and August 1 of each year, and the 9.375% senior subordinated notes mature on February 1, 2012. The 9.375% senior subordinated notes are guaranteed by most of Regal Cinemas' existing subsidiaries and are unsecured, ranking behind Regal Cinemas' obligations under its senior credit facility and any future senior indebtedness.

        On April 17, 2002, Regal Cinemas sold an additional $150.0 million principal amount of the 9.375% senior subordinated notes, which were issued under the indenture pursuant to which Regal Cinemas sold its 9.375% senior subordinated notes in January 2002.

        Regal Cinemas has the option to redeem the 9.375% senior subordinated notes, in whole or in part, at any time on or after February 1, 2007 at redemption prices declining from 104.688% of their principal amount on February 1, 2007 to 100% of their principal amount on or after February 1, 2010, plus accrued interest.

        On April 15, 2004, Regal Entertainment and its subsidiary, Regal Cinemas Bond Corporation, commenced a cash tender offer and consent solicitation for the $350.0 million aggregate principal amount of the 9.375% senior subordinated notes. On April 27, 2004, Regal Entertainment completed its consent solicitation with respect to the 9.375% senior subordinated notes amending the indenture governing the 9.375% senior subordinated notes to eliminate substantially all of the restrictive covenants and certain default provisions. The tender offer was completed on May 12, 2004 and approximately $298.1 million aggregate principal amount of the 9.375% senior subordinated notes were purchased. Total additional consideration paid for the tender offer and consent solicitation was approximately $56.3 million.

        All of Regal Cinemas' outstanding 9.375% senior subordinated notes were redeemed on November 1, 2010.

Regal Entertainment's 6.25% Convertible Senior Notes due 2011

        On March 10, 2008, Regal Entertainment issued $200.0 million aggregate principal amount of 6.25% convertible senior notes. Interest on the 6.25% convertible senior notes is payable semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2008. The 6.25% convertible senior notes are senior unsecured obligations of Regal Entertainment and rank on parity with all of its existing and future senior unsecured indebtedness and prior to all of its subordinated indebtedness. The 6.25% convertible senior notes are effectively subordinated to all of Regal Entertainment's future secured indebtedness to the extent of the assets securing that indebtedness and to any indebtedness and other liabilities of Regal Entertainment's subsidiaries. None of Regal Entertainment's subsidiaries have guaranteed any of its obligations with respect to the 6.25% convertible senior notes. On or after December 15, 2010, Regal Entertainment's note holders will have the option to convert their 6.25% convertible senior notes, in whole or in part, into shares of Regal Entertainment's Class A common stock at any time prior to maturity, subject to certain limitations, unless previously purchased by us at the note holder's option upon a fundamental change (as defined in the indenture to the 6.25% convertible senior notes dated March 10, 2008) at the then-existing conversion price per share. Prior to December 15, 2010, Regal Entertainment's note holders have the right, at their option, to convert their 6.25% convertible senior notes, in whole or in part, into shares of Regal Entertainment's Class A common stock, subject to certain limitations, unless previously purchased by us at the note holder's option upon a fundamental change, at the then existing conversion price per share, subject to further adjustments described below, if:

  •
  during any calendar quarter commencing after June 30, 2008, and only during such calendar quarter, if the last reported sale price per share of Class A common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price per share of Class A common stock for the 6.25% convertible senior notes on the last trading day of such immediately preceding calendar quarter;

  •
  during the five consecutive business days immediately after any ten consecutive trading day period (such ten consecutive trading day period, the "Note Measurement Period") in which the trading price (calculated using the trading price for each of the trading days in the Note Measurement Period) per $1,000 principal amount of the 6.25% convertible senior notes was less than 95% of the product of the last reported sale price per share of Class A common stock and the conversion rate for each day of the Note Measurement Period as determined following a request by a holder of the notes in accordance with the procedures described more fully in the 6.25% convertible senior notes indenture;

  •
  during certain periods if specified corporate transactions occur or specified distributions to holders of common stock are made, each as set forth in the 6.25% convertible senior notes indenture (excluding certain distributions and excluding quarterly dividends not in excess of the base dividend amount (as defined in the 6.25% convertible senior notes indenture)), in which case, the conversion price per share will be adjusted as set forth in the 6.25% convertible senior notes indenture; or

  •
  a fundamental change (as defined in the 6.25% convertible senior notes indenture) occurs, a note holder may elect to convert all or a portion of its notes at any time commencing on the effective date of such transaction or 15 days prior to the anticipated effective date (in certain circumstances) until the latter of: (i) the day before the fundamental change repurchase date and (ii) 30 days following the effective date of such transaction (but in any event prior to the close of business on the business day prior to the maturity date), in which case we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares of Class A common stock, as set forth in the table in the 6.25% convertible senior notes indenture.

        As of September 30, 2010, at the then-current conversion price of $23.0336 per share (which conversion price may be adjusted pursuant to the certain events described further in the 6.25% convertible senior notes indenture), each $1,000 of aggregate principal amount of 6.25% convertible senior notes is convertible into approximately 43.4148 shares of Regal Entertainment's Class A common stock. Upon conversion, Regal Entertainment may elect to deliver cash in lieu of shares of its Class A common stock or a combination of cash and shares of Class A common stock. The conversion price and the number of shares delivered on conversion are subject to adjustment upon certain events.

        In connection with the issuance of the 6.25% convertible senior notes, Regal Entertainment used approximately $6.6 million of the net proceeds of the offering to enter into convertible note hedge and warrant transactions with respect to its Class A common stock to reduce the potential dilution from conversion of the 6.25% convertible senior notes. Under the terms of the convertible note hedge arrangement (the "2008 Convertible Note Hedge") with Credit Suisse Capital LLC, or Credit Suisse Capital, Regal Entertainment paid $12.6 million for a forward purchase option contract under which Regal Entertainment is entitled to purchase from Credit Suisse a fixed number of shares of Regal Entertainment's Class A common stock (at July 1, 2010, at a price per share of $23.0336). In the event of the conversion of the 6.25% convertible senior notes, this forward purchase option contract allows Regal Entertainment to purchase, at a fixed price equal to the implicit conversion price of shares issued under the 6.25% convertible senior notes, a number of shares of Class A common stock equal to the shares that Regal Entertainment would issue to a note holder upon conversion. Settlement terms of this forward purchase option allow Regal Entertainment to elect cash or share settlement based on the settlement option it chooses in settling the conversion feature of the 6.25% convertible senior notes.

        Regal Entertainment also sold to Credit Suisse Capital a warrant (the "2008 Warrant") to purchase shares of Regal Entertainment's Class A common stock. The 2008 Warrant is currently exercisable for approximately 8.7 million shares of Regal Entertainment's Class A common stock at a September 30, 2010 exercise price of $25.376 per share (which exercise price may be adjusted pursuant to the provisions of the 2008 Warrant). Regal Entertainment received $6.0 million in cash from Credit Suisse Capital in return for the sale of this forward share purchase option contract. Credit Suisse Capital cannot exercise the 2008 Warrant unless and until a conversion event occurs. Regal Entertainment has the option of settling the 2008 Warrant in cash or shares of its Class A common stock.

        The 2008 Convertible Note Hedge and the 2008 Warrant allow Regal Entertainment to acquire sufficient Class A common shares from Credit Suisse Capital to meet Regal Entertainment's obligation to deliver Class A common shares upon conversion by the note holder, unless the Class A common share price exceeds $25.376 (as of September 30, 2010). When the fair value of Regal Entertainment's Class A common shares exceeds such price, the equity contracts no longer have an offsetting economic impact, and accordingly will no longer be effective as a share-for-share hedge of the dilutive impact of possible conversion.

        The 6.25% convertible senior notes allow Regal Entertainment to settle any conversion by remitting to the note holder the accreted value of the note in cash plus the conversion spread (the excess conversion value over the accreted value) in either cash, shares of Regal Entertainment's Class A common stock or a combination of stock and cash.

        During August and September 2010, we used a portion of the net proceeds from the offering of the existing 2018 notes to repurchase a total of approximately $95.3 million aggregate principal amount of the 6.25% convertible senior notes, in a series of privately negotiated transactions. As a result of the repurchases, we recorded a $4.2 million loss on debt extinguishment during the quarter ended September 30, 2010. During October 2010, we repurchased approximately $30.0 million of the 6.25% convertible senior notes in a privately negotiated transaction.

Lease Financing Arrangements

        These obligations primarily represent capitalized lease obligations resulting from the requirements of ASC Subtopic 840-40—Leases—Sale-Leaseback Transactions.

DESCRIPTION OF THE NOTES

        You can find the definitions of certain terms used in this description under "—Certain Definitions." In this description, the words "we," "us," "our," the "issuer," and the "Company" refer only to Regal Entertainment Group and not to any of its subsidiaries.

        On August 16, 2010 and January 7, 2011, the Company issued $275.0 million and $150.0 million, respectively, in aggregate principal amount of 9.125% senior notes due 2018 (collectively, the "Existing 2018 Notes"), under an indenture, dated as of August 16, 2010 (as amended and restated from time to time, the "Indenture"), among the Company and Wells Fargo Bank, N.A., as trustee (the "Trustee"). The Company may issue additional notes ("Additional Notes") from time to time under the Indenture, subject to the terms and conditions of the Indenture, and the notes offered hereby will constitute Additional Notes for purposes of the Indenture. The $100.0 million initial aggregate principal amount of Additional Notes offered hereby and the Existing 2018 Notes will be treated as a single series of notes for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The notes offered hereby will have the same CUSIP number and will be fungible with the Existing 2018 Notes. Holders of the notes offered hereby and the Existing 2018 Notes will vote as one class under the Indenture. Unless the context otherwise requires, for all purposes of this "Description of the Notes," references to the notes include the notes offered hereby, the Existing 2018 Notes and any further Additional Notes. The notes include the terms stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act").

        The following description is only a summary of the material provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as holders of the notes.

Brief Description of the Notes

        The notes:

  •
  will be our general unsecured senior obligations;

  •
  will rank senior in right of payment to all of our existing and future subordinated Indebtedness;

  •
  will be equal in right of payment with all of our existing and future senior Indebtedness, including the Company's guarantee of the obligations under the Credit Agreement and Regal Cinemas' 8.625% senior notes, without giving effect to collateral arrangements;

  •
  will be effectively subordinated to all of our future secured Indebtedness, to the extent of the value of the collateral securing such Indebtedness; and

  •
  will be structurally subordinated to all of the existing and future Indebtedness of our subsidiaries, including our subsidiaries' Indebtedness under the Credit Agreement.

        The notes will not be guaranteed by any of our subsidiaries, except in very limited circumstances.

Principal, Maturity and Interest

        The notes will mature on August 15, 2018. Subject to compliance with the limitations described under "—Certain Covenants—Limitation on Consolidated Indebtedness," we can issue an unlimited amount of Additional Notes in the future as part of the same series or as an additional series. We will issue notes only in fully registered form without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

        Interest on the notes will accrue at a rate of 9.125% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2011, except that the initial interest payment date for the notes offered hereby shall be August 15, 2011. We will pay interest to those persons who were holders of record at the close of business on or next preceding the interest payment date.

        Interest on the notes will accrue from the Issue Date or, if interest has already been paid, from the date it was most recently paid. For the avoidance of doubt, interest on the notes offered hereby will accrue from February 15, 2011. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

        The notes will be our general unsecured obligations and will rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equally in right of payment with all of our existing and future liabilities that are not so subordinated, including our 6.25% convertible senior notes due 2011 and our guarantees of the obligations under the Credit Agreement and the 8.625% senior notes due 2019 issued by Regal Cinemas. The notes will be effectively subordinated to all of our future secured Indebtedness to the extent of the value of the collateral securing such Indebtedness, and structurally subordinated to the existing and future Indebtedness and other liabilities of our subsidiaries, including our subsidiaries' Indebtedness under the Credit Agreement and Regal Cinemas' Existing Notes and the related guarantees.

        As of September 30, 2010, we had outstanding $275.0 million aggregate principal amount of our Existing 2018 Notes (and we issued an additional $150.0 million aggregate principal amount of our Existing 2018 Notes on January 7, 2011) and $104.7 million aggregate principal amount of our 6.25% convertible senior notes due 2011 ($30.0 million of which were subsequently repurchased), and were a guarantor of the $400.0 million aggregate principal amount of Regal Cinemas' 8.625% senior notes due 2019. As of September 30, 2010, our subsidiaries had outstanding approximately $1,243.8 million of debt under the Credit Agreement (of which we repaid approximately $152.5 million in January 2011), $51.5 million aggregate principal amount of Regal Cinemas' 9.375% senior subordinated notes due 2012 (all of which were subsequently redeemed), $400.0 million aggregate principal amount of Regal Cinemas' 8.625% senior notes due 2019, $72.7 million of lease financing arrangements and $15.7 million of Capital Lease Obligations, excluding intercompany liabilities.

        In the event of bankruptcy, liquidation, reorganization or other winding up of the Company or upon a default in payment with respect to, or the acceleration of, any secured Indebtedness, the assets of the Company will be available to pay obligations on the notes only after all Indebtedness of our subsidiaries, including under the Credit Agreement, and such secured Indebtedness, as the case may be, has been repaid in full from such assets. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, those subsidiaries will pay the holders of their debt and trade creditors before they will be able to distribute any of their assets to us.

        We are a holding company and all of our operations are conducted through our subsidiaries. Therefore, our ability to service our Indebtedness, including the notes, is dependent upon the earnings of our subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to us. Certain laws restrict the ability of our subsidiaries to pay dividends and make loans and advances to us. If these restrictions apply to our subsidiaries, then we would not be able to use the earnings of these subsidiaries to make payments on the notes. In addition, we only have a stockholder's claim on the assets of our subsidiaries. This stockholder's claim is junior to the claims that creditors have against those subsidiaries.

        As of the date of issuance of the notes, none of our subsidiaries Guarantees the notes, and our subsidiaries will only be required to Guarantee the Notes in the future in very limited circumstances. See "Certain Covenants—Future Guarantors."

Optional Redemption

        Except as set forth below, the notes will not be redeemable at our option prior to August 15, 2014.

        At any time prior to August 15, 2014, we may redeem all or any portion of the notes, at once or over time, upon notice as described under "—Selection and Notice." The notes may be redeemed at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date).

        On or after August 15, 2014, we may redeem all or any portion of the notes, at once or over time, upon notice as described under "—Selection and Notice." The notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for notes redeemed during the 12-month period commencing on August 15 of the years set forth below, and are expressed as percentages of principal amount.

Year	Redemption Price
2014	104.563%
2015	102.281%
2016 and thereafter	100.000%

        At any time prior to August 15, 2013, we may on any one or more occasions redeem up to 35% of the original aggregate principal amount of the notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 109.125% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that:

          (1)   at least 65% of the original aggregate principal amount of the notes remains outstanding after each such redemption; and

          (2)   the redemption occurs within 90 days after the closing of such Equity Offering.

  Selection and Notice

        If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee not more than 60 days prior to the redemption date by such method as the Trustee shall deem fair and appropriate; provided, however, that notes will not be redeemed in an amount less than the minimum authorized denomination of $2,000. Notice of redemption shall be mailed by first class mail not less than 30 nor more than 60 days prior to the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption.

Mandatory Redemption; Open Market Purchases

        We will not be required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase the notes as described under "—Change of Control." We may at any time and from time to time purchase notes in the open market or otherwise.

Certain Covenants

        During any period of time that (i) the notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant Suspension Event"), we and our Subsidiaries will not be subject to the following provisions of the Indenture:

          (1)   "—Limitation on Consolidated Indebtedness;"

          (2)   "—Limitation on Restricted Payments;"

          (3)   "—Limitation on Transactions with Affiliates;"

          (4)   "—Limitation on Liens Securing Indebtedness;"

          (5)   "—Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries;"

          (6)   "—Future Guarantors;" and

          (7)   clause (3) of the first paragraph of "—Merger and Sale of Substantially All Assets;"

(collectively, the "Suspended Covenants"). In the event that we and our Subsidiaries are not subject to the Suspended Covenants for any period of time commencing upon the date of a Covenant Suspension Event (the "Suspension Date"), and on any subsequent date (the "Reversion Date") one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the notes below an Investment Grade Rating or a Default or Event of Default occurs and is continuing, then we and our Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the "Suspension Period." Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

        On the Reversion Date, all Indebtedness incurred during the Suspension Period will be classified to have been incurred or issued pursuant to the "—Limitation on Consolidated Indebtedness" covenant to the extent such Indebtedness would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness incurred or issued prior to the Suspension Period and outstanding on the Reversion Date. To the extent such Indebtedness would not be so permitted to be incurred or issued pursuant to the "—Limitation on Consolidated Indebtedness" covenant, such Indebtedness will be deemed to have been existing outstanding on the Issue Date, so that it is classified as permitted under clause (4) of the definition of "Permitted Indebtedness."

        Restricted Payments made during the Suspension Period will be deemed to have been made pursuant to clause (7) of the second paragraph of the "—Limitation on Restricted Payments" covenant.

        Limitation on Consolidated Indebtedness.    The Company will not, and will not permit any of its Subsidiaries to, Incur any Indebtedness (other than Permitted Indebtedness) unless after giving effect to such event on a pro forma basis the Company's Consolidated EBITDA Ratio for the four full fiscal quarters immediately preceding such event for which internal financial statements are available, taken as one period, is greater than or equal to 2.00 to 1.00.

        For purposes of determining compliance with this covenant, in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of Permitted Indebtedness or is entitled to be Incurred pursuant to the ratio set forth in the immediately preceding paragraph, the Company shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant.

        Limitation on Restricted Payments.    The Company will not, and will not permit its Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend on, or make any distribution in respect of, any shares of the Company's or any Subsidiary's Capital Stock (excluding dividends or distributions payable in shares of the Company's Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but including dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock (other than dividends on such Redeemable Capital Stock payable in shares of such Redeemable Capital Stock)) held by any Person other than the Company or any of its Wholly Owned Subsidiaries;

          (2)   purchase, redeem or acquire or retire for value any Capital Stock of the Company or any Affiliate thereof (other than any Wholly Owned Subsidiary of the Company) or any options, warrants or other rights to acquire such Capital Stock; or

          (3)   purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement);

(such payments or any other actions described in (1) through (3) above are collectively referred to as "Restricted Payments") unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution):

          (a)   no Default or Event of Default shall have occurred and be continuing;

          (b)   the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "—Limitation on Consolidated Indebtedness"; and

          (c)   the aggregate amount of all Restricted Payments declared or made after the Issue Date (including the proposed Restricted Payment) does not exceed the sum of (excluding Restricted Payments permitted by clauses (3), (4), (5), (6), (7), and (9) of the next paragraph):

              (i)  (x) Consolidated EBITDA minus (y) 1.70 times Consolidated Interest Expense, each calculated for the period (taken as one accounting period) from March 28, 2009 to the last day of the Company's fiscal quarter preceding the date of the applicable proposed Restricted Payment; plus

             (ii)  100% of the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $25.0 million such Fair Market Value shall be confirmed by an independent appraisal obtained by the Company), received after the Issue Date by the Company from the issuance or sale (other than to any of its Subsidiaries) of shares of Capital Stock of the Company (other than Redeemable Capital Stock) or warrants, options or rights to purchase such shares of Capital Stock; plus

            (iii)  100% of the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $25.0 million such Fair Market Value shall be confirmed by an independent appraisal obtained by the Company), received after the Issue Date by the Company from debt securities that have been converted into or exchanged for Capital Stock of the Company (other than Redeemable Capital Stock) to the extent such debt securities were originally sold for such net proceeds plus the aggregate cash received by the Company at the time of such conversion; plus

            (iv)  100% of the principal amount of any of the Existing Notes that are converted into Capital Stock of the Company (other than Redeemable Capital Stock) after the Issue Date; plus

             (v)  to the extent not already included in Consolidated EBITDA, 100% of the aggregate amount of cash and the Fair Market Value of marketable securities or other property received by the Company or a Subsidiary following the Issue Date by means of the sale (other than to the Company or a Subsidiary) of (a) an Unrestricted Subsidiary, or (b) the property held by an Unrestricted Subsidiary, or (c) the Capital Stock of an Unrestricted Subsidiary (other than to the extent the Indebtedness in the Unrestricted Subsidiary constituted Permitted Indebtedness), or receipt of a dividend or any other distribution from an Unrestricted Subsidiary after the Issue Date; plus

           (vii)  in the case of the designation of an Unrestricted Subsidiary as a Subsidiary after the Issue Date, the Fair Market Value of the Company's and its Subsidiaries' aggregate interests in such Unrestricted Subsidiary (as determined by the Board of Directors, whose determination shall be conclusive, except that if the Fair Market Value of such interest exceeds $50.0 million such Fair Market Value shall be confirmed by an independent appraisal obtained by the Company) at the time of the designation of such Unrestricted Subsidiary as a Subsidiary.

        Notwithstanding the foregoing limitation, the Company or any of its Subsidiaries may:

          (1)   pay dividends on its Capital Stock within sixty days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the foregoing limitation;

          (2)   acquire, redeem or retire Capital Stock in exchange for, or in connection with a substantially concurrent issuance of, Capital Stock of the Company (other than Redeemable Capital Stock);

          (3)   make any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Capital Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Subsidiary unless such loans have been repaid with cash on or prior to the date of determination; provided, however, that the net proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

          (4)   make any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of

  any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for or out of the proceeds of the substantially concurrent sale of Guarantor Subordinated Obligations that, in each case is permitted to be Incurred pursuant to the covenant described under "—Limitation on Consolidated Indebtedness;"

          (5)   in the case of a Subsidiary, pay dividends (or in the case of any partnership or limited liability company, any similar distribution) to the holders of its Capital Stock on a pro rata basis;

          (6)   make any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock of the Company (a) deemed to occur upon the exercise of stock options to the extent such Capital Stock represents a portion of the exercise price of such options or (b) in connection with the terms of any restricted stock agreement awarded to any employee, officer or director of the Company or its Subsidiaries;

          (7)   make other Restricted Payments in an aggregate amount not to exceed $400.0 million;

          (8)   make any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation plus accrued and unpaid interest in the event of a Change of Control in accordance with provisions similar to the covenant under "—Change of Control"; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer (as defined herein) as provided in such covenant with respect to the notes and has completed the repurchase or redemption of all such notes validly tendered for payment in connection with such Change of Control Offer; and

          (9)   the declaration and payment of any dividend or distribution by the Company to the holders of its Capital Stock on a pro rata basis (a) of the Capital Stock of NCM or net proceeds from the sale or disposition of Capital Stock of NCM, or (b) in an aggregate amount not to exceed $150.0 million during any twelve month period.

        Limitation on Transactions with Affiliates.    The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than a Wholly Owned Subsidiary of the Company) involving aggregate consideration in excess of $5.0 million, unless:

          (1)   such transaction or series of transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than would be available at the time of such transaction or series of transactions in a comparable transaction in an arm's-length dealing with an unaffiliated third party;

          (2)   such transaction or series of transactions is in the best interests of the Company; and

          (3)   with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $50.0 million, a majority of disinterested members of the Board of Directors determines that such transaction or series of transactions complies with clauses (1) and (2) above, as evidenced by a Board Resolution.

        Notwithstanding the foregoing limitation, the Company and its Subsidiaries may enter into or suffer to exist the following:

          (1)   any transaction pursuant to any contract in existence on the Issue Date;

          (2)   transactions with a Person that is an Affiliate of the Company solely because the Company, directly or indirectly, owns Capital Stock in, or controls, such Person;

          (3)   any Restricted Payment permitted to be made pursuant to the provisions of "—Limitation on Restricted Payments" above;

          (4)   any transaction or series of transactions between the Company and one or more of its Subsidiaries or between two or more of its Subsidiaries (provided that no more than 5% of the equity interest in any such Subsidiary is owned, directly or indirectly (other than by direct or indirect ownership of an equity interest in the Company), by any Affiliate of the Company other than a Subsidiary);

          (5)   the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of, and indemnity provided on behalf of, officers, directors and employees of the Company or any of its Subsidiaries; and

          (6)   the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under the terms of, any agreements that are described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and any amendments thereto; provided, however, that the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under, any future amendment to such agreements shall only be permitted by this clause (6) to the extent that the terms of any such amendment, taken as a whole, are not more disadvantageous to the Company and its Subsidiaries in any material respect than the terms of such agreements in effect on the Issue Date.

        Limitation on Liens Securing Indebtedness.    The Company will not, and will not permit any of the Guarantors to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Subsidiaries of the Company), whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the Indenture and the notes or, in respect of Liens on any Guarantor's property or assets, any Subsidiary Guarantee of such Subsidiary, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

        Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries.    The Company will not, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any of its Subsidiaries to:

          (1)   pay dividends or make any other distributions on its Capital Stock to the Company or any of its Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Subsidiaries;

          (2)   make loans or advances to the Company or any of its Subsidiaries; or

          (3)   transfer any of its properties or assets to the Company or any of its Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1)   agreements governing Indebtedness as in effect on the Issue Date (including, without limitation, the Indebtedness under the Existing Notes and the Credit Facilities) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements as in effect on the Issue Date;

          (2)   the Indenture and the notes;

          (3)   applicable law, rule, regulation or order;

          (4)   any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

          (5)   any agreement existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

          (6)   customary non-assignment provisions in leases, licenses, franchise agreements, conveyances and other commercial agreements entered into in the ordinary course of business;

          (7)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

          (8)   any agreement for the sale or other disposition of assets or Capital Stock of a Subsidiary that restricts distributions by such Subsidiary pending its sale or other disposition;

          (9)   Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "—Limitation on Liens Securing Indebtedness" that limit the right of the applicable Company or any of its Subsidiaries to dispose of the assets subject to such Lien;

         (10)  provisions with respect to the disposition or distribution of assets or property in joint venture agreements, stockholder agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

         (11)  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

         (12)  restrictions contained in the terms of Indebtedness permitted to be incurred under the covenant described under the caption "—Limitation on Consolidated Indebtedness"; provided that such restrictions are not materially more restrictive, taken as a whole, than the terms contained in any of the Credit Facilities or the indentures governing the Existing Notes as in effect on the Issue Date and that the management of the Company determines, at the time of such financing, that such restrictions are not expected to impair the Company's ability to make payments as required under the notes; and

         (13)  restrictions that are not materially more restrictive, taken as a whole, than customary provisions in comparable financings and that the management of the Company determines will not materially impair the Company's ability to make payments as required under the notes.

        Future Guarantors.    After the Issue Date, the Company will cause each Subsidiary which guarantees obligations under any Indebtedness of the Company or any Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, interest and Additional Interest, if any, on the notes on a senior unsecured basis. Each Subsidiary

Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Subsidiary without rendering the Subsidiary Guarantee as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. Notwithstanding the foregoing, if a Guarantor is released and discharged in full from its obligations under its Guarantees of all other Indebtedness of the Company or any Guarantor, then the Subsidiary Guarantee of such Guarantor shall be automatically and unconditionally released and discharged.

Reports

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC and provide the Trustee and holders of notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company shall not be so obligated to file such information, documents and reports with the SEC if the SEC does not permit such filings but shall still be obligated to provide such information, documents and reports to the Trustee and the holders of the notes.

Payments for Consent

        The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless that consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Merger and Sale of Substantially All Assets

        The Company will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than any Wholly Owned Subsidiary) or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person (other than any Wholly Owned Subsidiary) or group of affiliated Persons unless at the time and after giving effect thereto:

          (1)   either:

            (a)   the Company will be the continuing corporation; or

            (b)   the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer, lease or disposition the properties and assets of the Company substantially as an entirety (the "Surviving Entity") will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume all the Obligations of the Company under the notes and the Indenture;

          (2)   immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing; and

          (3)   immediately after giving effect to such transaction on a pro forma basis, except in the case of the consolidation or merger of any Subsidiary with or into the Company, the Company (or the Surviving Entity if the Company is not the continuing corporation) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "Certain Covenants—Limitation on Consolidated Indebtedness."

        In connection with any consolidation, merger, transfer or lease contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in the form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and the supplemental indenture in respect thereto comply with the provisions described herein and that all conditions precedent herein provided for or relating to such transaction have been complied with.

        Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, shall be substituted for and may exercise every right and power of the Company under the notes and the Indenture, with the same effect as if such successor corporation had been named as the Company therein. In the event of any transaction (other than a lease) described and listed in the immediately preceding paragraphs in which the Company is not the continuing corporation, the successor Person formed or remaining shall succeed to, be substituted for and may exercise every right and power of the Company, and the Company shall be discharged from all obligations and covenants under the notes and the Indenture.

Change of Control

        Upon the occurrence of a Change of Control, the Company will be required to make an offer (a "Change of Control Offer") to purchase all outstanding notes (as described in the Indenture) at a purchase price (the "Change of Control Purchase Price") equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each holder of notes, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Payment Date.

        The Change of Control provision of the notes may in certain circumstances make it more difficult or discourage a takeover of the Company and, as a result, may make removal of incumbent management more difficult. The Change of Control provision, however, is not the result of the Company's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control provision is a result of negotiations between the Company and the underwriters. The Company is not presently in discussions or negotiations with respect to any pending offers which, if accepted, would result in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future.

        The Credit Agreement provides that certain change of control events with respect to the Company would constitute a default thereunder. The Company's ability to pay cash to the holders of the notes in connection with a Change of Control may be limited to the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Company's failure to purchase notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under existing debt of the Company and its Subsidiaries, and may constitute a default under future debt as well. The Company's obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the notes. See "—Modification and Waiver."

        The provisions of the Indenture would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders.

        If an offer is made to repurchase the notes pursuant to a Change of Control Offer, the Company will comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used in this section for which no definition is provided.

        "Acquired Indebtedness" of any particular Person means Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such particular Person or assumed by such particular Person in connection with the acquisition of assets from any other Person, and not incurred by such other Person in connection with, or in contemplation of, such other Person merging with or into such particular Person or becoming a Subsidiary of such particular Person or such acquisition.

        "Affiliate" means, with respect to any specified Person:

          (1)   any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

          (2)   any other Person that owns, directly or indirectly, 10% or more of such Person's Capital Stock or any officer or director of any such Person or other Person or with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

        For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Applicable Premium" means, with respect to any notes on any redemption date, the greater of:

          (1)   1.0% of the principal amount of the note; or

          (2)   the excess, if any, of

            (a)   the present value at such redemption date of (i) the redemption price of the note at August 15, 2014 (such redemption price being set forth in the table appearing above under "Optional Redemption"), plus (ii) all required interest payments due on such note through August 15, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

            (b)   the principal amount of such note.

        "Board of Directors" means the Board of Directors of the Company or any committee of such Board of Directors duly authorized to act under the Indenture.

        "Board Resolution" means a copy of a resolution, certified by the Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Business Day" means any day other than a Saturday or Sunday or other day on which banks in New York, New York, or the city in which the Trustee's office is located are authorized or required to be closed, or, if no note is outstanding, the city in which the principal corporate trust office of the Trustee is located.

        "Capital Lease Obligations" of any Person means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock, including preferred stock, any rights (other than debt securities convertible into capital stock), warrants or options to acquire such capital stock, whether now outstanding or issued after the date of the Indenture.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality;

          (3)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any United States domestic commercial bank having capital and surplus in excess of $500.0 million and a Keefe Bank Watch Rating of "B" or better;

          (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5)   commercial paper having one of the two highest rating categories obtainable from Moody's or S&P in each case maturing within six months after the date of acquisition;

          (6)   readily marketable direct obligations issued by any State of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from Moody's or S&P; and

          (7)   investments in money market funds which invest at least 95% of their assets in securities of the types described in clauses (1) through (6) of this definition.

        "Change of Control" means the occurrence of, after the date of the Indenture, any of the following events:

          (1)   any "person" or "group" as such terms are used in Section 13(d) and 14(d) of the Exchange Act other than one or more Permitted Holders is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, by way of merger, consolidation or other business combination or purchase of 50% or more of the total voting power of the Voting Stock of the Company;

          (2)   the adoption of a plan relating to the liquidation or dissolution of the Company;

          (3)   the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one or more Permitted Holders;

          (4)   the first day on which a majority of the members of the Board of Directors are not Continuing Directors; or

          (5)   a change of control under any of the indentures relating to the Existing Notes (to the extent obligations under such Existing Notes are outstanding at such time).

        "Consolidated EBITDA" means, with respect to any Person for any period, the Consolidated Net Income (Loss) of such Person for such period increased (to the extent deducted in determining Consolidated Net Income (Loss)) by the sum of:

          (1)   deferred lease expenses;

          (2)   all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses);

          (3)   Consolidated Interest Expense of such Person and its Subsidiaries for such period;

          (4)   depreciation expense of such Person and its Subsidiaries for such period;

          (5)   amortization expense of such Person and its Subsidiaries for such period including amortization of capitalized debt issuance costs;

          (6)   any other non-cash charges of such Person and its Subsidiaries for such period (including non-cash expenses recognized in accordance with Financial Accounting Standard Number 106), all determined on a consolidated basis in accordance with GAAP; and

          (7)   any fees, expenses, charges or premiums relating to any issuance of Capital Stock or issuance, repayment, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful), including, without limitation any fees, expenses or charges related to the offering of the notes;

        provided, further, that, solely with respect to calculations of the Consolidated EBITDA Ratio:

          (1)   Consolidated EBITDA shall include the effects of incremental contributions the Company reasonably believes in good faith could have been achieved during the relevant period as a result of a Theatre Completion had such Theatre Completion occurred as of the beginning of the relevant period; provided, however, that such incremental contributions were identified and quantified in good faith in an Officers' Certificate delivered to the Trustee at the time of any calculation of the Consolidated EBITDA Ratio;

          (2)   Consolidated EBITDA shall be calculated on a pro forma basis after giving effect to any motion picture theatre or screen that was permanently or indefinitely closed for business, at any time on or subsequent to the first day of such period as if such theatre or screen was closed for the entire period; and

          (3)   All preopening expense and theatre closure expense which reduced /(increased) Consolidated Net Income (Loss) during any applicable period shall be added to Consolidated EBITDA.

        "Consolidated EBITDA Ratio" of any Person means, for any period, the ratio of Consolidated EBITDA to Consolidated Interest Expense for such period (other than any non-cash Consolidated

Interest Expense attributable to any amortization or write-off of deferred financing costs); provided that, in making such computation:

          (1)   if the Company or any Subsidiary:

            (a)   has Incurred any Indebtedness subsequent to the commencement of the period for which the Consolidated EBITDA Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated EBITDA Ratio is made, then the Consolidated EBITDA Ratio will be calculated giving pro forma effect to such Incurrence of Indebtedness and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be:

                (i)  the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding; or

               (ii)  if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation);

    and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

            (b)   has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated EBITDA Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period.

          (2)   the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period; and

          (3)   with respect to any Indebtedness which bears, at the option of such Person, a fixed or floating rate of interest, such Person shall apply, at its option, either the fixed or floating rate.

        "Consolidated Interest Expense" of any Person means, without duplication, for any period, as applied to any Person:

          (1)   the sum of:

            (a)   the aggregate of the interest expense on Indebtedness of such Person and its consolidated Subsidiaries for such period, on a consolidated basis, including, without limitation:

                (i)  amortization of debt discount;

               (ii)  the net cost under Interest Rate Protection Agreements (including amortization of discounts);

              (iii)  the interest portion of any deferred payment obligation; and

              (iv)  accrued interest; plus

            (b)   the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its consolidated Subsidiaries during such period (other than any contingent rent paid on Capital Lease Obligations that is deemed to be interest for purposes of GAAP or any interest expense attributable to Deemed Capitalized Leases), minus

          (2)   the cash interest income (exclusive of deferred financing fees) of such Person and its consolidated Subsidiaries during such period, in each case as determined in accordance with GAAP consistently applied.

        "Consolidated Net Income (Loss)" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided, however, in the case of the Company and its Subsidiaries, (i) Consolidated Net Income shall not include management fees from Unrestricted Subsidiaries except to the extent actually received by the Company and its Subsidiaries, (ii) accrued but unpaid compensation expenses related to any stock appreciation, restricted stock or stock option plans shall not be deducted until such time as such expenses result in a cash expenditure and (iii) compensation expenses related to tax payment plans implemented by the Company from time to time in connection with the exercise and/or repurchase of restricted stock or stock options shall not be deducted from Net Income to the extent of the related tax benefits arising therefrom; provided, further, that:

          (1)   the Net Income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends, distributions or other payments paid in cash to the specified Person or a Subsidiary of the specified Person (or, in the case of a loss, only to the extent funded with cash from the specified Person or a Subsidiary of the specified Person); and

          (2)   any non-cash goodwill or other intangible asset impairment charges incurred subsequent to the Issue Date resulting from the application of SFAS No. 142 (or similar pronouncements) shall be excluded.

        "Construction Indebtedness" means Indebtedness incurred by the Company or its Subsidiaries in connection with the construction of motion picture theatres or screens.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors who:

          (1)   was a member of the Board of Directors on the date of the Indenture;

          (2)   was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election; or

          (3)   was nominated for election pursuant to the provisions of the Stockholders Agreement as in effect on the date of the Indenture.

        "Credit Agreement" means that certain Sixth Amended and Restated Credit Agreement, dated as of May 19, 2010, among Regal Cinemas Corporation, a Delaware corporation, the lenders and issuers party thereto party thereto from time to time, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the other agents thereto, and any related notes, collateral documents, letters of credit, guarantees and other documents, and any appendices, exhibits or schedules to any of the foregoing, as any or all of such agreements may be amended, restated, modified or supplemented from time to time, together with any extensions, revisions, increases, refinancings, renewals, refundings, restructurings or replacements thereof.

        "Credit Facilities" means one or more (i) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, including, without limitation, the Credit Agreement, (ii) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers' acceptances), or (iii) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

        "Currency Hedging Obligations" means the obligations of any Person pursuant to an arrangement designed to protect such Person against fluctuations in currency exchange rates.

        "DCIP" means Digital Cinema Implementation Partners LLC, a Delaware limited liability company, and any similar Person with a primary business purpose of facilitating the implementation of digital cinemas in theatres and agreements and arrangements with respect to the financing of digital cinema and any Person that is a direct or indirect parent thereof and has no independent operations.

        "Deemed Capitalized Leases" means obligations of the Company or any Subsidiary of the Company that are classified as "capital lease obligations" under GAAP due to the application of Emerging Issues Task Force Regulation 97-10 or any subsequent pronouncement having similar effect and, except for such regulation or pronouncement, such obligation would not constitute Capital Lease Obligations.

        "Default" means any event which is, or after notice or the passage of time or both, would be, an Event of Default.

        "Digital Projector Financing" means any financing arrangement in respect of digital projector equipment for use in the ordinary course of business in theatres owned, leased or operated by the Company and its Subsidiaries.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means a public or private sale for cash by the Company or of a direct or indirect parent of the Company (the proceeds of which have been contributed to the Company) of common stock or preferred stock (other than Redeemable Capital Stock), or options, warrants or rights with respect to such Person's common stock or preferred stock (other than Redeemable Capital Stock), other than public offerings with respect to such Person's common stock, preferred stock (other than Redeemable Capital Stock), or options, warrants or rights, registered on Form S-4 or S-8.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Existing Notes" means (i) the 6.25% convertible senior notes due 2011 issued by the Company, (ii) the 8.625% senior notes due 2019 issued by Regal Cinemas and (iii) the 9.375% senior subordinated notes due 2012 issued by Regal Cinemas.

        "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

        "GAAP" means generally accepted accounting principles in the United States as in effect on the Issue Date, consistently applied.

        "Government Securities" means direct obligations (or certificates representing an ownership interest in such obligations) of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

        "Guarantee" means, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

          (1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

          (2)   entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guaranteed Indebtedness" of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness and all dividends of other Persons for the payment of which, in either case, such Person is directly or indirectly responsible or liable as obligor, guarantor or otherwise.

        "Guarantor" means each Subsidiary of the Company that provides a Subsidiary Guarantee in accordance with the Indenture; provided that upon the release or discharge of such Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, such Subsidiary shall cease to be a Guarantor.

        "Guarantor Subordinated Obligation" means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Guarantor under its Guarantee pursuant to a written agreement.

        "Hedging Obligation" of any Person means any Currency Hedging Obligation entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations and any obligations of such Person pursuant to any Permitted Interest Rate Protection Agreement.

        "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation (including, without limitation, preferred stock, temporary equity, mezzanine equity or similar classification) of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, however, that any Indebtedness or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with "Certain Covenants—Limitation on Consolidated Indebtedness," amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at stated maturity.

        "Indebtedness" means, with respect to any Person, without duplication:

          (1)   all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding (x) any trade payables and other accrued current liabilities Incurred in the ordinary course of business and (y) Deemed Capitalized Leases, but including, without limitation, all obligations of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, now or hereafter outstanding;

          (2)   all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments;

          (3)   all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business;

          (4)   all indebtedness referred to in clauses (1) through (3) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness;

          (5)   all Guaranteed Indebtedness of such Person;

          (6)   all obligations under Interest Rate Protection Agreements of such Person;

          (7)   all Currency Hedging Obligations of such Person;

          (8)   all Capital Lease Obligations of such Person; and

          (9)   any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) through (8) above.

        "Interest Rate Protection Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

        "Issue Date" means August 16, 2010.

        "Lien" means any mortgage, lien (statutory or other), pledge, security interest, encumbrance, claim, hypothecation, assignment for security, deposit arrangement or preference or other security agreement of any kind or nature whatsoever. A Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to Indebtedness of such Person. The right of a distributor to the return of its film held by a Person under a film licensing agreement is not a Lien as used herein. Reservation of title under an operating lease by the lessor and the interest of the lessee therein are not Liens as used herein.

        "Maturity" means, with respect to any note, the date on which the principal of such note becomes due and payable as provided in such note or the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

        "Moody's" means Moody's Investor Service, Inc. or any successor to the rating agency business thereof.

        "NCM" means National CineMedia, Inc., or its subsidiary National CineMedia, LLC, and any successor entities thereto, respectively.

        "Net Cash Proceeds" with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, any gain or loss (net of related costs, fees, expenses and with any related provision for taxes on such gain or loss) realized in connection with: (a) any asset sale or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries.

        "Net Senior Secured Indebtedness" of any Person means, as of any date of determination, (a) the aggregate amount of Senior Indebtedness secured by a Lien (other than Capital Lease Obligations) of the Company and its Subsidiaries as of such date, less (b) cash and Cash Equivalents of the Company and its Subsidiaries, in each case determined on a consolidated basis in accordance with GAAP.

        "Non-Recourse Indebtedness" means Indebtedness as to which:

          (1)   none of the Company or any of its Subsidiaries:

            (a)   provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness); or

            (b)   is directly or indirectly liable.

        "Obligations" means any principal (including reimbursement obligations and guarantees), premium, if any, interest (including interest accruing on or after the filing of, or which would have accrued but for the filing of, any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), penalties, fees, expenses, indemnifications, reimbursements, claims for rescission, damages, gross-up payments and other liabilities payable under the documentation governing any Indebtedness or otherwise.

        "Officer" means the Chief Executive Officer, any Executive Vice President, any Senior Vice President and the Chief Financial Officer of the Company.

        "Officers' Certificate" means a certificate signed by two Officers.

        "Opinion of Counsel" means a written opinion of counsel to the Company or any other Person reasonably satisfactory to the Trustee.

        "Permitted Holder" means Anschutz Company and any of its Affiliates.

        "Permitted Indebtedness" means the following:

          (1)   Indebtedness of the Company in respect of the notes issued on the Issue Date;

          (2)   Indebtedness of the Company or any Subsidiary under Credit Facilities together with the guarantees thereunder and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount at any one time outstanding not to exceed $1,850.0 million;

          (3)   Indebtedness of the Company and its Subsidiaries under the Existing Notes;

          (4)   Indebtedness of the Company or any of its Subsidiaries outstanding on the Issue Date (other than the Existing Notes or Indebtedness outstanding under the Credit Facility);

          (5)   Indebtedness of the Company or any of its Subsidiaries consisting of Permitted Interest Rate Protection Agreements;

          (6)   Indebtedness of the Company or any of its Subsidiaries to any one or the other of them;

          (7)   Indebtedness Incurred to renew, extend, refinance or refund (each, a "refinancing") the Existing Notes or any other Indebtedness outstanding on the Issue Date, including the notes, in an aggregate principal amount not to exceed the principal amount of the Indebtedness so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company incurred in connection with such refinancing;

          (8)   Indebtedness of any Subsidiary Incurred in connection with the Guarantee of any Indebtedness of the Company or the Guarantors in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Subsidiary Guarantee;

          (9)   Indebtedness relating to Currency Hedging Obligations entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations;

         (10)  Capital Lease Obligations of the Company or any of its Subsidiaries;

         (11)  Indebtedness of the Company or any of its Subsidiaries in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations;

         (12)  Indebtedness represented by property, liability and workers' compensation insurance (which may be in the form of letters of credit);

         (13)  Acquired Indebtedness; provided that such Indebtedness, if Incurred by the Company, would be in compliance with the covenant described under "Certain Covenants—Limitation on Consolidated Indebtedness";

         (14)  Indebtedness of the Company or any of its Subsidiaries to an Unrestricted Subsidiary for money borrowed; provided that such Indebtedness is subordinated in right of payment to the notes and the Weighted Average Life of such Indebtedness is greater than the Weighted Average Life of the notes;

         (15)  Construction Indebtedness in an aggregate principal amount that does not exceed $100.0 million at any time outstanding;

         (16)  Indebtedness of the Company or a Subsidiary not otherwise permitted to be Incurred pursuant to clauses (1) through (15) above which, together with any other Indebtedness Incurred pursuant to this clause (16), has an aggregate principal amount that does not exceed $500.0 million at any time outstanding; and

         (17)  Indebtedness incurred by the Company or any of its Subsidiaries with respect to Digital Projector Financing in an aggregate principal amount incurred not to exceed $200.0 million.

        "Permitted Interest Rate Protection Agreements" means, with respect to any Person, Interest Rate Protection Agreements entered into in the ordinary course of business by such Person that are designed to protect such Person against fluctuations in interest rates with respect to Permitted Indebtedness and that have a notional amount no greater than the payment due with respect to Permitted Indebtedness hedged thereby.

        "Permitted Liens" means, with respect to any Person:

          (1)   Liens on the property and assets of the Company or any Guarantor securing Indebtedness and any Guarantees permitted to be Incurred under the Indenture (other than Subordinated Obligations and Guarantor Subordinated Obligations) in an aggregate principal amount not to exceed the greater of (a) the maximum principal amount of Indebtedness that, as of the date such Indebtedness was Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom on such date, would not cause the Senior Secured Leverage Ratio of the Company to exceed 2.75 to 1.00 and (b) the aggregate principal amount of Indebtedness permitted to be Incurred pursuant to clause (2) of the definition of Permitted Indebtedness; provided that in each case the Company may elect pursuant to an Officers' Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this clause (1), to be an Incurrence at such subsequent time;

          (2)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

          (3)   Liens imposed by law, including carriers', warehousemen's and mechanics' Liens and other similar Liens, on the property of the Company or any Subsidiary, in each case arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due, or are being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

          (4)   Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

          (5)   Liens on the Capital Stock of Unrestricted Subsidiaries;

          (6)   Liens in favor of issuers of surety or performance bonds or letters of credit or bankers' acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

          (7)   encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (8)   Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

          (9)   leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company and any of its Subsidiaries taken as a whole;

         (10)  judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

         (11)  Liens for the purpose of securing the payment of all or a part of the purchase price of purchase money obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business provided that:

            (a)   the aggregate principal amount of Indebtedness (excluding Acquisition Indebtedness) secured by such Liens does not exceed the cost of the assets or property so acquired or constructed and such Indebtedness (excluding Acquisition Indebtedness) does not exceed $100.0 million in the aggregate at any one time outstanding and does not exceed the cost of assets or property so acquired or constructed (provided, however, that Deemed Capitalized Leases shall not be subject to this clause (11)(a)); and

            (b)   such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

         (12)  Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution;

         (13)  Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Subsidiaries in the ordinary course of business;

         (14)  Liens existing on the Issue Date (excluding Liens relating to obligations under the Credit Facilities and Liens of the kind referred to in clause (11) above);

         (15)  Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Subsidiary;

         (16)  Liens on property at the time the Company or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Subsidiary;

         (17)  Liens securing Indebtedness or other obligations of a Subsidiary owing to the Company or another Subsidiary;

         (18)  Liens securing the notes and any Subsidiary Guarantees;

         (19)  Liens securing Indebtedness Incurred to refinance Indebtedness that was previously so secured (other than Liens Incurred pursuant to clauses (1), (22) or (23)), provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced;

         (20)  any interest or title of a lessor under any Capital Lease Obligation or operating lease;

         (21)  Liens securing Construction Indebtedness not to exceed $100.0 million;

         (22)  Liens securing letters of credit in an amount not to exceed $30.0 million in the aggregate at any one time; and

         (23)  other Liens securing Indebtedness in an amount not to exceed $50.0 million in the aggregate at any one time.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company that shall be substituted for Moody's or S&P or both, as the case may be.

        "Redeemable Capital Stock" means any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the final Stated Maturity of the notes or is mandatorily redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (except for any such Capital Stock that would be required to be redeemed or is redeemable at the option of the holder if the issuer thereof may redeem such Capital Stock for consideration consisting solely of Capital Stock that is not Redeemable Capital Stock), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

        "Restricted Payments" has the meaning set forth in the "Limitation on Restricted Payments" covenant.

        "S&P" means Standard & Poor's Ratings Service or any successor to the rating agency business thereof.

        "SEC" means the Securities and Exchange Commission.

        "Senior Indebtedness" means, whether outstanding on the Issue Date or thereafter issued, created, Incurred or assumed, all amounts payable by the Company and its Subsidiaries under or in respect of Indebtedness of the Company and its Subsidiaries, including the notes and premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any of its Subsidiaries at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

          (1)   any obligation of the Company to any Subsidiary or any obligation of a Subsidiary to the Company or another Subsidiary;

          (2)   any liability for Federal, state, foreign, local or other taxes owed or owing by the Company or any of its Subsidiaries;

          (3)   any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

          (4)   any Indebtedness, Guarantee or obligation of the Company or any of its Subsidiaries that is expressly subordinate or junior in right of payment to the notes or any Subsidiary Guarantee; or

          (5)   any Capital Stock.

        "Senior Secured Leverage Ratio" of any Person means, for any period, the ratio of (a) Net Senior Secured Indebtedness of such Person and its Subsidiaries as of the date of determination to (b) Consolidated EBITDA of such Person for the four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred;

provided, however, that if the Company or any Subsidiary:

          (a)   has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Senior Secured Leverage Ratio is an Incurrence of Indebtedness, Indebtedness at the end of such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be:

              (i)  the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding; or

             (ii)  if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation);

  and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

          (b)   has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Senior Secured Leverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period.

        "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

        "Stated Maturity," when used with respect to any note or any installment of interest thereof, means the date specified in such note as the fixed date on which the principal of such note or such installment of interest is due and payable.

        "Stockholders Agreement" means Amended and Restated Stockholders Agreement, dated May 14, 2002 between the Company and Anschutz Company.

        "Subordinated Obligation" means any Indebtedness of the Company that is subordinate or junior in right of payment to the notes pursuant to a written agreement.

        "Subsidiary" of any person means:

          (1)   any corporation of which more than 50% of the outstanding shares of Capital Stock having ordinary voting power for the election of directors is owned directly or indirectly by such Person; and

          (2)   any partnership, limited liability company, association, joint venture or other entity in which such Person, directly or indirectly, has more than a 50% equity interest, and, except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Company.

        Notwithstanding the foregoing, for purposes hereof, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company other than for purposes of the definition of "Unrestricted Subsidiary" unless the Company shall have designated in writing to the Trustee an Unrestricted Subsidiary as a Subsidiary. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

        "Subsidiary Guarantee" means, individually, any Guarantee of payment of the notes pursuant to the Indenture by a Guarantor and any supplemental indenture applicable thereto, and, collectively, all such Guarantees. Any such Subsidiary Guarantee will be in the form prescribed in the Indenture.

        "Surviving Entity" has the meaning set forth under "Merger and Sale of Substantially All Assets."

        "Theatre Completion" means any motion picture theatre or screen which was first opened for business by the Company or a Subsidiary, including through mergers, acquisitions or consolidations, during any applicable period.

        "Unrestricted Subsidiary" means a Subsidiary of the Company designated in writing to the Trustee:

          (1)   whose properties and assets, to the extent they secure Indebtedness, secure only Non-Recourse Indebtedness; and

          (2)   that has no Indebtedness other than Non-Recourse Indebtedness; and

          (3)   that has no Subsidiaries other than Unrestricted Subsidiaries.

        Notwithstanding the foregoing, DCIP shall be an Unrestricted Subsidiary to the extent we acquire additional Equity Interests in DCIP pursuant to a merger or acquisition such that DCIP becomes a Subsidiary of the Company.

        "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "Weighted Average Life" means, as of any date, with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of the number of years from such date to the dates of each successive scheduled principal payment (including any sinking fund payment requirements) of such debt security multiplied by the amount of such principal payment, by (2) the sum of all such principal payments.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person, all of the Capital Stock (other than directors' qualifying shares) or other ownership interests of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

Events of Default

        The following will be "Events of Default" under the Indenture:

          (1)   default in the payment of any interest on any note when it becomes due and payable and continuance of such default for a period of 30 days;

          (2)   default in the payment of the principal of or premium, if any, on any note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

          (3)   failure to comply with the covenant described under "Merger and Sale of Substantially All Assets";

          (4)   default in the performance, or breach, of any covenant or warranty of the Company contained in the Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with in clause (1), (2) or (3) above) and continuance of such default or breach for a period of 60 days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

          (5)   (a) one or more defaults in the payment of principal of or premium, if any, on Indebtedness of the Company or any Significant Subsidiary, aggregating $25.0 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (b) Indebtedness of the Company or any Significant Subsidiary, aggregating $25.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid, or repurchased (other than by regularly scheduled prepayment) prior to the stated maturity thereof;

          (6)   any holder of any Indebtedness in excess of $25.0 million in the aggregate of the Company or any Significant Subsidiary shall notify the Trustee of the intended sale or disposition of any assets of the Company or any Significant Subsidiary that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take action (including by way of set-off) to retain in satisfaction of any such Indebtedness, or to collect on, seize, dispose of or apply, any such asset of the Company or any Significant Subsidiary pursuant to the terms of any agreement or instrument evidencing any such Indebtedness of the Company or any Significant Subsidiary or in accordance with applicable law;

          (7)   one or more final judgments or orders shall be rendered against the Company or any Significant Subsidiary for the payment of money, either individually or in an aggregate amount, in excess of $25.0 million and shall not be discharged and either (a) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect;

          (8)   the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary; and

          (9)   except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee.

        If an Event of Default (other than an Event of Default specified in clause (8) above) shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal, premium, if any, and accrued and unpaid interest, if any, of all notes due and payable.

        If an Event of Default specified in clause (8) above occurs and is continuing, then the principal, premium, if any, and accrued and unpaid interest, if any, of all the notes shall become due and payable without any declaration or other act on the part of the Trustee or any holder of notes. After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

          (1)   the Company has paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay:

            (A)  all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

            (B)  all overdue interest on all notes;

            (C)  the principal of and premium, if any, on any notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes; and

            (D)  to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes; and

          (2)   all Events of Default, other than the non-payment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived.

        Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the notes because an Event of Default specified in paragraph (5) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default (1) is Indebtedness in the form of a Capital Lease Obligation or an operating lease entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect, (2) has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and (3) written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

        The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the existence of an Event of Default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

        During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        The Trust Indenture Act contains limitations on the rights of the Trustee, should it be a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

        The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture.

Defeasance and Covenant Defeasance of the Indenture

        The Company may, at its option, and at any time, elect to have the obligations of the Company discharged with respect to all outstanding notes and all obligations of any Guarantors discharged with respect to any Subsidiary Guarantee ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes and to have satisfied its other obligations under the Indenture, except for the following that shall survive until otherwise terminated or discharged:

          (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due;

          (2)   the Company's obligations with respect to the notes relating to the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency in The City of New York, the holding of money for security payments in trust and statements as to compliance with the Indenture;

          (3)   its obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee; and

          (4)   the defeasance provisions of the Indenture.

        In addition the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantors released with respect to certain restrictive covenants under the Indenture ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute Events of Default with respect to the notes.

        In order to exercise either defeasance or covenant defeasance:

          (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding notes on the Stated Maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest;

          (2)   in the case of defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that:

            (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

            (b)   since the date of this prospectus, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

          (3)   in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

          (4)   the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and

          (5)   the Company must comply with certain other conditions, including that such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company is a party or by which it is bound.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

          (1)   either:

            (a)   all such notes that have been authenticated, except notes that have been lost, destroyed or wrongfully taken and that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

            (b)   all notes that have not been delivered to the Trustee for cancellation have become due and payable, whether at maturity or upon redemption or will become due and payable within one year or are to be called for redemption within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

          (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (3)   the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture and the notes; and

          (4)   the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes issued thereunder at maturity or at the redemption date, as the case may be.

        In addition, the Company must deliver an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to the satisfaction and discharge have been satisfied at the Company's cost and expense.

Modification and Waiver

        Modifications and amendments of the Indenture may be entered into by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby:

          (1)   change the Stated Maturity of the principal of, or any installment of interest on, any note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

          (2)   reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change of Control Purchase Price;

          (3)   reduce the percentage in principal amount of outstanding notes, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the Indenture or to waive certain defaults; or

          (4)   modify any of the provisions relating to supplemental indentures requiring the consent of holders of the notes, relating to the rights of holders to receive payment of principal and interest on the notes, or to bring suit for the enforcement of such payment, on or after the respective due dates set forth in the notes, relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding notes the consent of whose holders is required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each note affected thereby.

        The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance with certain restrictive covenants and provisions of the Indenture.

        Without the consent of any holder of the notes, the Company and the Trustee may amend the Indenture to: cure any ambiguity, omission, defect or inconsistency; provide for the assumption by a successor corporation of the obligations of the Company under the Indenture; provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code); add Guarantees with respect to the notes; secure the notes; add to the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company; make any change that does not adversely affect the rights of any holder of the notes; or comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

Concerning the Trustee

        Wells Fargo Bank, National Association is the Trustee under the Indenture.

Governing Law

        The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to Regal Entertainment Group, Attention: Chief Financial Officer, 7132 Regal Lane, Knoxville TN 37918, (865) 922-1123.

Book-Entry System

        The notes will initially be issued in the form of global notes held in book-entry form. The notes will be deposited with the Trustee as custodian for The Depository Trust Company (the "Depository"), and the Depository or its nominee will initially be the sole registered holder of the notes for all purposes under the Indenture. Except as set forth below, a global note may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository.

        Upon the issuance of a global note, the Depository or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interest represented by such global note purchased by such persons in this offering. Such accounts shall initially be designated by the underwriters with respect to notes placed by the underwriters for the Company. Ownership of beneficial interests in a global note will be limited to persons that have accounts with the Depository ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such global note. Ownership of beneficial interests in such global note by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global note.

        Payment of principal, premium, if any, and interest on notes represented by any such global note will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any agent of the Company or the underwriters will have any responsibility or liability for any aspect of the Depository's reports relating to or payments made on account of beneficial ownership interests in a global note representing any notes or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

        The Company expects that upon receipt of any payment of principal of, premium, if any, or interest on any global note, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global note, as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

        So long as the Depository or its nominee is the registered owner or holder of such global note, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the Indenture and the notes. Beneficial interests in the notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided below, owners of beneficial interests in a global note will not be entitled to receive physical delivery of certificated notes in definitive form and will not be considered the holders of such global note for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a global note desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        The Company understands that the Depository will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with the Depository interests in the global note are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

        Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee, any agent of the Company or the underwriters will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        The Depository has advised the Company that the Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Certificated Notes

        Notes represented by a global note are exchangeable for certificated notes only if (i) the Depository notifies the Company that the Depository is unwilling or unable to continue as a depository for such global note or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, (ii) the Company executes and delivers to the Trustee a notice that such global note shall be so transferable, registrable and exchangeable, and such transfer shall be registrable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the notes represented by such global note. Any global note that is exchangeable for certificated notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated notes in authorized denominations and registered in such names as the Depository or its nominee holding such global note may direct. Subject to the foregoing, a global note is not exchangeable, except for a global note of like denomination to be registered in the name of the Depository or its nominee. In the event that a global note becomes exchangeable for certificated notes, (i) certificated notes will be issued only in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof, (ii) payment of principal, premium, if any, and interest on the certificated notes will be payable, and the transfer of the certificated notes will be registrable; at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any issuance of the certificated notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes certain material United States federal income tax considerations of the purchase, ownership and disposition of the notes. The following discussion does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Code, applicable Treasury Regulations, Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions in effect as of the date of this prospectus, any of which may be subsequently changed, possibly retroactively, or interpreted differently by the IRS, so as to result in United States federal income tax consequences different from those discussed below. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as financial institutions, insurance companies, dealers in securities or currencies, partnerships or other pass-through entities (or investors in such entities), tax-exempt organizations, persons holding the notes as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for tax purposes, regulated investment companies, real estate investment trusts, traders in securities that elect to use a mark-to-market method of accounting for their securities, former citizens or residents of the United States, and United States Holders, as defined below, with a functional currency other than the U.S. dollar. In addition, this summary deals only with a note held as a "capital asset" within the meaning of Section 1221 of the Code by a beneficial owner who purchases the note on original issuance at the first price at which a substantial amount of the notes are sold for cash to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Moreover, the effect of any alternative minimum tax, applicable state, local or foreign tax laws, or of United States federal tax law other than income taxation, is not discussed.

        As used herein, "U.S. Holder" means a beneficial owner of notes who, or that, is:

  (1)
  an individual who is a citizen or resident of the United States, including an alien resident who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

  (2)
  a corporation (or other entity treated as a corporation for United States federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  (3)
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  (4)
  a trust if (i) (A) a United States court is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

        As used herein, a "non-U.S. Holder" means a beneficial owner of notes, other than a partnership (or other entity treated as a partnership for United States federal income tax purposes), who or that is not a U.S. Holder.

        If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of notes that is a partnership, and partners in such partnership, are urged to consult their tax advisors about the United States federal income tax consequences of purchasing, owning and disposing of the notes.

        We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained.

        PERSONS CONSIDERING THE PURCHASE OF NOTES ARE URGED TO CONSULT THEIR INDEPENDENT TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

Qualified Reopening

        We intend to treat the additional notes offered by this prospectus as being issued in a "qualified reopening" for U.S. federal income tax purposes and thus will treat the notes offered by this prospectus as part of the same issue as the existing 2018 notes previously issued under the indenture on August 16, 2010 and January 7, 2011. Under this treatment, all of the Notes issued hereby will be deemed to have the same issue date, the same issue price and (with respect to holders) the same adjusted issue price as the existing 2018 notes for U.S. federal income tax purposes. Because the existing 2018 notes were not issued with "original issue discount" for U.S. federal income tax purposes, the additional notes in this offering also will not have original issue discount. However, depending on a holder's purchase price, the notes may have market discount or amortizable bond premium. Special rules governing the treatment of market discount and amortizable bond premium applicable to notes issued in a qualified reopening are described below in the discussion of U.S. Holders.

U.S. Holders

        Interest Income.    U.S. Holders generally will be required to include payments of stated interest in income as they are received or accrued, in accordance such holders' regular method of accounting for U.S. federal income tax purposes.

        Pre-lssuance Accrued Interest.    A portion of the purchase price of the notes will be attributable to the amount of interest accrued after February 15, 2011 and prior to the date the additional notes are issued, or "pre-issuance accrued interest." A U.S. Holder may elect to treat a portion of the stated interest payment due on August 15, 2011, equal to the pre-issuance accrued interest, as a non-taxable return of such pre-issuance accrued interest rather than as an amount payable on the notes and such U.S. Holder's adjusted tax basis in the notes will exclude the amount of pre-issuance accrued interest.

        Market Discount.    If a note is purchased at a price that is less than the stated principal amount, the difference will be considered market discount if it exceeds a specified de minimis exception. Under the de minimis exception, market discount is treated as zero if the market discount is less than 1/4 of one percent of the stated principal amount of the note multiplied by the number of complete years to maturity. If a U.S. Holder acquires a note in this offering with market discount, such holder will be required to treat as ordinary income (rather than capital gain) any gain recognized on the disposition of that note to the extent of any accrued market discount not previously included in income.

        Market discount will be treated as accruing ratably during the period from the date of acquisition to the maturity date of the note, unless a U.S. Holder elects to use a constant yield method. A U.S. Holder may elect to include market discount in income currently as it accrues on either a ratable or constant yield method. This election to include market discount in income currently, once made, will also apply to all market discount obligations acquired by such holder in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In addition, the deduction of certain interest expense incurred in connection with the purchase or carrying of a market discount bond may be deferred, unless the taxpayer makes the election to include market discount in income currently, or an election is made to apply disallowed interest expense against net interest income on the bond. The market discount rules are complex. Taxpayers should consult their tax advisors regarding the market discount rules and the effect of any elections with respect thereto.

        Bond Premium.    As a general matter, if and to the extent that a U.S. Holder acquires a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, then such U.S. Holder will be considered to have acquired the debt instrument with "amortizable bond premium" to the extent of the excess. Generally, a U.S. Holder may elect to amortize such bond premium as an offset to stated interest income in respect of the note, using a constant yield method prescribed under applicable Treasury Regulations, over the remaining term of the note. If a U.S. Holder elects to amortize bond premium, such holder must reduce the basis in the note by the amount of the premium used to offset stated interest. If a U.S. Holder does not elect to amortize the premium, that premium will decrease the gain or increase the loss that would otherwise be recognized on disposition of the notes. The rules relating to amortizable bond premium, the determination of the accrual period for any such bond premium, and the effect of an election to amortize bond premium, are complex and potential investors should consult a tax advisor regarding the application of these rules in their particular circumstances.

  Sale, Retirement, Redemption or Other Taxable Disposition of a Note

        A U.S. Holder of a note will recognize gain or loss upon the sale, retirement, redemption or other taxable disposition of such note in an amount equal to the difference between:

  (1)
  the amount of cash and the fair market value of other property received in exchange therefore (other than amounts attributable to accrued but unpaid stated interest, which will be subject to tax as ordinary income to the extent not previously included in income); and

  (2)
  the U.S. Holder's adjusted tax basis in such note. A U.S. Holder's adjusted tax basis in a note generally will be the price paid for the note by the U.S. Holder decreased by the amount of any payments, other than stated interest payments, received and any amortizable bond premium taken with respect to such note.

        Any gain or loss recognized on a taxable disposition of such note will generally be capital gain or loss. Such capital gain or loss will generally be long-term capital gain or loss if the note has been held by the U.S. Holder for more than one year. Otherwise, such capital gain or loss will be a short-term capital gain or loss. In the case of certain non-corporate U.S. Holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during the taxable years beginning on or after January 1, 2013. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

        For purposes of the discussion below, interest and any gain on the sale, exchange or retirement (including a redemption) of a note will be considered to be "U.S. trade or business income" if such income or gain is (1) effectively connected with the non-U.S. Holder's conduct of a U.S. trade or business and (2) if required by an applicable tax treaty for which the non-U.S. holder is eligible for the benefits, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. Holder in the United States.

  Interest

        Subject to the discussion below concerning backup withholding, generally, interest paid on a note will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is "portfolio interest." Generally, interest on the notes will qualify as portfolio interest and will be eligible for the portfolio interest exemption if the non-U.S. Holder (1) does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote, (2) is not a "controlled foreign corporation" with respect to which we are a "related person," as such terms are defined in the Code, (3) is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code, and (4) provides the required certifications, under penalties of perjury, that the beneficial owner of the notes is not a U.S. person on a properly completed IRS Form W-8BEN executed prior to the payment. The gross amounts of interest that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty for which the non-U.S. Holder is eligible for the benefits applies to reduce or eliminate withholding. U.S. trade or business income will be taxed on a net basis at regular graduated U.S. federal income tax rates rather than the 30% gross rate. In the case of a non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax at a 30% rate or, if applicable, a lower treaty rate. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, a non-U.S. Holder must provide a properly completed and executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty), or any successor form as the IRS designates, as applicable, prior to the payment of interest. These forms may be required to be periodically updated. A non-U.S. Holder claiming the benefits of a treaty is generally required to provide a U.S. taxpayer identification number on the IRS Form W-8BEN. If, however, the notes are treated as being traded on an established financial market, a non-U.S. Holder who is claiming the benefits of a treaty will not be required to obtain and to provide a U.S. taxpayer identification number on the IRS Form W-8BEN. In certain circumstances, in lieu of providing an IRS Form W-8BEN, the non-U.S. Holder may provide certain documentary evidence issued by foreign governmental authorities to prove residence in a foreign country in order to claim treaty benefits.

        Special procedures relating to U.S. withholding taxes are provided under applicable Treasury Regulations for payments through qualified intermediaries or certain financial institutions that hold customers' securities in the ordinary course of their trade or business.

  Sale, Retirement, Redemption or Other Disposition of a Note

        A non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale or exchange of a note unless:

  (1)
  the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met; or

  (2)
  the gain is "U.S. trade or business income."

        A non-U.S. Holder described in clause (2) above will generally be subject to tax in the same manner as a U.S. Holder with respect to gain realized on the sale or exchange of a note. In certain circumstances, a non-U.S. Holder which is a corporation will be subject to an additional "branch profits tax" at a 30% rate or, if applicable, a lower treaty rate, on such income. If a non-U.S. holder is an individual described in the clause (1) above, such holder will be subject to a flat 30% tax on the gain derived from the sale, redemption, conversion or other taxable disposition, which may be offset by U.S. source capital losses, even though such holder is not considered a resident of the United States. Amounts attributable to accrued but unpaid stated interest will be subject to the rules applicable to interest, as described in "—Interest."

Information Reporting and Backup Withholding

        Certain U.S. Holders may be subject to information reporting requirements on payments of principal and interest on a note and payments of the proceeds of the sale of a note, and backup withholding tax at the applicable rate (currently 28%) may apply to such payments if the U.S. Holder:

  (1)
  fails to furnish an accurate taxpayer identification number, or TIN, or certification of exempt status to the payor in the manner required;

  (2)
  is notified by the IRS that it has failed to properly report payments of interest or dividends; or

  (3)
  under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and that it has not been notified by the IRS that it is subject to backup withholding.

        A non-U.S. Holder is generally not subject to backup withholding on payments of interest if it certifies as to its status as a non-United States Holder under penalties of perjury in the manner described in "—Non-U.S. Holders—Interest" above or otherwise establishes an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that the non-U.S. Holder is a United States person or that the conditions of any other exemptions are not, in fact, satisfied. However, information reporting requirements will apply to payments of interest to non-U.S. Holders.. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides.

        The payment of the proceeds from the disposition of notes to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury in the manner described in "—Non-U.S. Holders—Interest" above or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the non-U.S. Holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

        The payment of the proceeds from the disposition of a note to or through a non-United States office of a non-United States broker that is not a "United States related person," generally will not be subject to information reporting or backup withholding. For this purpose, a "United States related person" is:

  (1)
  a controlled foreign corporation for United States federal income tax purposes;

  (2)
  a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business; or

  (3)
  a foreign partnership that is either engaged in the conduct of a trade or business in the United States or of which more than 50% of its income or capital interests are held by United States persons.

        In the case of the payment of proceeds from the disposition of notes to or through a non-United States office of a broker that is either a United States person or a United States related person, the payment may be subject to information reporting unless the broker has documentary evidence in its files that the owner is a non-U.S. Holder and the broker has no knowledge or reason to know to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a United States person or a United States related person (absent actual knowledge that the payee is a United States person).

        Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's United States federal income tax liability, provided that the requisite procedures are followed in a timely manner.

        Holders of notes are urged to consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Medicare Tax on Unearned Income

        Newly enacted legislation requires certain U.S. shareholders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, interest on and gains from the sale or other disposition of notes for taxable years beginning after December 31, 2012. U.S. shareholders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the notes.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated February     , 2011, we have agreed to sell all of the notes offered hereby to Credit Suisse Securities (USA) LLC, as underwriter.

        The underwriting agreement provides that the underwriter is obligated to purchase all of the notes if any are purchased.

        After the initial public offering, the underwriter may change the public offering price and concession and discount to the broker/dealers.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any United States dollar-denominated debt securities issued or guaranteed by us and having a maturity of more than one year from the date of issue, or publicly disclose our intention to make any offer, sale, pledge disposition or filing, without, the prior written consent of the underwriter for a period of 90 days after the date of this prospectus. We have agreed to indemnify the underwriter against certain liabilities or to contribute to payments which it may be required to make in that respect.

        There is no established trading market for the notes. The underwriter has advised us that it intends to make a market in the notes as permitted by applicable law. It is not obligated, however, to make a market in the notes and any market-making may be discontinued at any time at its sole discretion. Accordingly, no assurance can be given as to the development or liquidity of any market for the notes.

        In connection with the offering, the underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  •
  Over-allotment involves sales by the underwriter of notes in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market the price of the notes or preventing or retarding a decline in the market price of the notes. These transactions, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by the underwriter and the underwriter may distribute prospectuses electronically.

        Credit Suisse Securities (USA) LLC and its affiliates have performed investment banking, financial advisory and/or lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future. In particular, Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, is the administrative agent and a lender under Regal Cinemas' senior secured revolving credit facility, however, no amounts under its commitments are currently drawn and it will not receive any net proceeds from this offering.

        In the ordinary course of their various business activities, Credit Suisse Securities (USA) LLC and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. See also "Description of Other Indebtedness—Regal Entertainment's 6.25% Convertible Senior Notes due 2011." Credit Suisse Securities (USA) LLC and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

 LEGAL MATTERS

        Certain legal matters regarding the notes will be passed upon for us by Hogan Lovells US LLP, Denver, Colorado. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

        The consolidated financial statements of Regal Entertainment as of December 31, 2009 and January 1, 2009, and for each of the years in the three-year period ended December 31, 2009, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 consolidated financial statements refers to the changes in accounting for noncontrolling interests as of January 2, 2009, convertible debt instruments as of January 2, 2009, and uncertain tax positions as of December 29, 2006.

        The financial statements of National CineMedia, LLC, incorporated in this prospectus by reference from Regal Entertainment's Annual Report on Form 10-K/A have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is also incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" certain of our publicly filed documents, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference the documents listed below, and any filings we hereafter make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 in any Current Report on Form 8-K and corresponding information furnished under Item 9.01 as an exhibit thereto), until all of the notes described in this prospectus are sold:

  •
  Quarterly Reports on Form 10-Q and Form 10-Q/A for the fiscal quarters ended April 1, 2010, July 1, 2010 and September 30, 2010;

  •
  Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2009;

  •
  Current Reports on Form 8-K filed with the SEC on January 19, 2010, February 16, 2010, March 16, 2010, April 29, 2010, May 10, 2010, May 17, 2010, May 20, 2010, July 29, 2010, August 11, 2010, August 18, 2010, October 28, 2010, December 1, 2010, December 15, 2010, January 7, 2011 and January 19, 2011 (specifically excluding the information in any such Form 8-K furnished under Item 2.02 and the exhibits furnished thereto); and

  •
  Current Report on Form 8-K filed with the SEC on February 9, 2011 (specifically including the information in such Form 8-K furnished under Items 2.02 and 9.01).

        We will provide to you, without charge, upon your written or oral request, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Investor Relations, Regal Entertainment Group, 7132 Regal Lane, Knoxville, Tennessee 37918, or by telephone at (865) 922-1123.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov, and at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060. Our reports are also available on our website at www.regmovies.com.